10/27

05012301

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4389

FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/4/05

KAWASAKI HEAVY INDUSTRIES, LTD.

EXHIBIT 12

82-4389



3/31-05

Annual Report 2005

Founded in 1878, Kawasaki Heavy Industries, Ltd. (KHI), is a leading global comprehensive manufacturer of transportation equipment and industrial goods. With a broad technological base that encompasses mastery of the land, sea, and air, the KHI Group manufactures ships, rolling stock, aircraft and jet engines, gas turbine power generators, refuse incinerators, industrial plants, steel structures, and a wide range of manufacturing equipment and systems. KHI also produces such world-famous consumer products as Kawasaki-brand motorcycles and Jet Ski® watercraft.

Contents

Cover: 700T train for the Taiwan High Speed Rail Corporation

Consolidated Financial Highlights

Years Ended March 31

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
For the year:				
Net sales	**¥1,241,592**	¥1,160,252	¥1,239,598	**$11,559,371**
Operating income	**24,744**	22,250	30,543	**230,370**
Net income	**11,479**	6,333	13,022	**106,871**
Net cash provided by operating activities	**71,422**	42,811	56,770	**664,947**
Capital expenditures	**29,692**	41,502	35,165	**276,436**
Per share (in yen and U.S. dollars):				
Net income—basic	**¥7.9**	¥4.4	¥9.3	**$0.07**
Net income—diluted	**6.8**	4.2	8.8	**0.06**
Cash dividends	**2.5**	2.0	2.0	**0.02**
At year-end:				
Total assets	**¥1,194,473**	¥1,156,904	¥1,149,161	**$11,120,687**
Total shareholders' equity	**201,465**	190,175	174,585	**1,875,663**
Orders received and outstanding:				
Orders received during the fiscal year	**¥1,301,845**	¥1,226,728	¥1,227,449	**$12,120,333**
Order backlog at fiscal year-end	**1,254,409**	1,189,374	1,175,563	**11,678,698**

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥107.41 to $1.00, the approximate rate of exchange at March 31, 2005.

Net Sales (Billions of yen)



1,500
1,000
500
0
1,060.5
1,144.5
1,239.6
1,160.3
1,241.6
01
02
03
04
05

Net Income (Loss) (Billions of yen)



15
10
5
0
-5
-10
-15
(10.3)
6.3
13.0
6.3
11.5
01
02
03
04
05

Total Shareholders' Equity (Billions of yen)



250
200
150
100
50
0
164.1
167.7
174.6
190.2
201.5
01
02
03
04
05



Masamoto Tazaki
Chairman (left)

Tadaharu Ohashi
President

Performance in Fiscal 2005

Fiscal 2005, ended March 31, 2005, brought some signs of improvement in the operating environment, including expansion in private capital investment in Japan. However, the operating environment continued to be challenging, as the yen appreciated further against the U.S. dollar and prices of raw materials—including steel, in particular—climbed to new highs.

The Kawasaki Heavy Industries (KHI) Group confronted these challenges aggressively and was successful in winning orders of ¥1,301.8 billion, up ¥75.1 billion, or 6.1%, from the previous fiscal year. By segment, orders in the Plant & Infrastructure Engineering segment decreased, but increases in orders in the Rolling Stock, Construction Machinery & Crushing Plant segment and the Gas Turbines & Machinery segment more than offset the decrease. Turning to revenues, net sales expanded fully 7.0%, or ¥81.3 billion, to ¥1,241.6 billion, mainly due to increased sales in the Rolling Stock, Construction Machinery & Crushing Plant segment. Continuing our initiatives of the previous fiscal year, we put special emphasis on areas geared to increasing profitability throughout our operations. These Companywide activities, combined with a major

Boosting Corporate Value through Key Transformations in Our Business

increase in the profitability of our Consumer Products & Machinery segment, contributed directly to marked gains in profitability. Operating income increased 11.2%, or ¥2.5 billion, over the previous fiscal year, to ¥24.7 billion. Net income advanced a sharp 81.3%, or ¥5.1 billion, to ¥11.5 billion.

Our fundamental stance is to pay our shareholders stable cash dividends appropriate to our earnings performance, while paying careful attention to increasing retained earnings with a view toward strengthening our business foundation for future growth. In view of the large gain in net income for the fiscal year, trends in the market environment, and other factors, KHI proposed and received approval from shareholders to increase its annual cash dividend ¥0.5, to ¥2.5 per share.

Medium-Term Management Strategies

The KHI Group defines its corporate mission as drawing fully on its broad base of advanced technologies to create new value by offering products that almost literally work modern-day wonders on land, at sea, and in the air, while remaining true to its corporate philosophy of contributing to the development of societies around the world. Through these activities, we work to enhance customer satisfaction by offering our customers superior products and services that are differentiated by their technology and brand power. Our ultimate goal is to meet the expectations, first and foremost, of our shareholders as well as our customers, employees, and the communities we serve by implementing management policies that increase KHI's corporate value.

Adopting these core strategies, we have set a specific target of attaining a 9% or higher before-tax return on invested capital (ROIC). We define ROIC as earnings before interest and taxes (EBIT) divided by invested capital. To meet this target, we are changing our business structure to adapt to become aligned with the operating environment and create a stronger earnings base, with the objective of attaining sustained growth.

As part of these activities, we are allocating our corporate resources selectively and focusing on our areas of greatest strength. We are focusing our resources especially on the Aerospace and Consumer Products & Machinery businesses, which we have positioned as our core businesses, as well as on our Rolling Stock and Gas Turbines & Machinery businesses, which we have positioned as "developing businesses." Our aim is to grow and develop these businesses to become mainstay earnings generators. On the other hand, we have designated our Shipbuilding business, which confronts intense international competition, and our Plant & Infrastructure Engineering business, which also must deal with a challenging environment because of the lackluster market for public works investment as well as other adverse circumstances, as areas for structural reform and are working to improve their earnings performance.

For all our activities, we have set a management policy of "Quality Followed by Quantity." We are working to differentiate our products and services on the bases of technology and brand power and to reform our business model to expand the scope of our services to cover the full life cycle of our products.

To meet our earnings objectives, we are on a priority basis investing resources in our core and developing businesses. For example, we are making major capital investments for future growth in our Aerospace business, which is engaged in the joint development and production program of the Boeing

787, and in our Gas Turbines & Machinery business, which is participating in the joint development and production program of the Rolls Royce TRENT 1000 engines, which will power the 787.

In addition, in our Rolling Stock business, we are making progress in strengthening our operations outside Japan. Following the Taiwan high-speed train project, we have won orders for new railway cars to accelerate the speed of the existing rail network in China. We also established a joint design and engineering company with CSR Sifang Locomotive and Rolling Stock Co., Ltd., a rolling stock company based in China, and other companies.

To enhance both the competitiveness and profitability of our industrial plant business, which is confronting severe competition, declining profitability, and major foreign exchange risks, in April 2005 these operations were set up as a wholly owned subsidiary, Kawasaki Plant Systems, Ltd. As a stand-alone company, Kawasaki Plant Systems will exercise selectivity and focus in the allocation of its resources, concentrating on product areas where it has competitive superiority. What is more, with greater independence, this company will have more flexibility and will be positioned to move faster and more responsively in managing its activities.

In our businesses that have a higher percentage of sales to the public sector in Japan, such as steel structures, we intend to deal with the issue of shrinking government budgets for public works by lowering the break-even level of these activities through cutting fixed costs and implementing other measures.

Corporate Governance

Our basic stance regarding corporate governance is to work toward increasing the corporate value of the KHI Group by managing our activities efficiently and soundly while maintaining a high level of transparency toward and mutually productive relationships with all our stakeholders, including shareholders, employees, and communities.

KHI has adopted the corporate auditor governance model, with a Board of Auditors (including outside auditors) responsible for auditing and supervising the activities of the Board of Directors, whose principal responsibilities are to formulate corporate strategy and supervise the conduct of operations. To respond quickly to changes in the operating environment, KHI has also introduced the executive officer system, which provides for the selection by the Board of Directors of executive officers, who have the primary responsibility for conducting the day-to-day operations of the Company.

Under KHI's governance system, the basic objectives and policies of the Company that make up its corporate plans are decided by the Board of Directors. The decisions of the Board of Directors are transmitted to all the members of the Executive Officer Committee, and the board follows up on the implementation of the corporate plans on a regular basis. Additionally, for major management issues, the Executive Management Committee, which includes the representative directors and other members of management, acts as an advisory board to the president. This committee takes up major issues in detail and, when appropriate, gives advice to the Board of Directors.

In performing their corporate governance role, the members of the Board of Auditors attend meetings of the Board of Directors, the Executive Officer Committee, and the Executive Management Committee. To properly fulfill their roles as corporate governors, the auditors also review important documents, meet regularly with the representative directors, and conduct examinations of the Company's operations and the condition of its assets as well as take other actions they deem appropriate. The outside auditors on the Board of Auditors have no transactions or other relationships that represent conflicts of interest, and they perform their duties as neutral and objective third parties. In addition, the Auditing Department is responsible for internal auditing and is constantly checking, from a Groupwide management perspective, on whether operations are being conducted in accordance with relevant laws and internal rules. This department also works to improve the efficacy of internal control systems. The members of the Board of Auditors and the Auditing Department meet on a monthly basis to exchange information and share their views on the results of audits and items that have been selected for attention.

Compliance

To promote compliance with all relevant legal provisions and business practices, we have prepared internal rules and regulations regarding corporate ethics and conduct programs to heighten the awareness among all staff members of the importance of compliance matters. Specific activities include regular meetings of the Corporate Ethics Committee, which is chaired by the president and attended by the members of the Board of Auditors. In addition, we have formed a Compliance Committee under the Corporate Ethics Committee and instituted a system for compliance reporting and consultation that provides access to outside legal counselors. This system allows all employees to receive advice and provide information related to compliance issues without being concerned about possible internal pressures. All employees have received their own copy of the Company's *Compliance Guidebook*. During training sessions and on other occasions, we seek to raise awareness throughout the Group about the crucial nature of compliance by emphasizing to all our staff "that ethical behavior on the part of each and every employee is key to protecting and building the value of the Kawasaki brand."

Looking to Fiscal 2006

We believe difficult operating conditions will continue through fiscal 2006, ending March 31, 2006. Issues requiring attention will include the weakness in public works investment in Japan, increases in raw materials prices, and trends in the value of the yen against the U.S. dollar and other currencies. Despite the issues we face, we are committed to taking further decisive steps toward increasing our earnings power through the establishment of an even stronger base for our operations. During fiscal 2006, we intend to continue structural reform under our medium-term business plan and work for the further enhancement of our corporate value. We would like to take this opportunity to express our thanks to you, our shareholders, for your continuing support and cooperation.

July 2005

Masamoto Tazaki
Chairman

Tadaharu Ohashi
President



The goal for the time being is attaining the objectives of the medium-term business plan and strengthening the Kawasaki brand.

First, what are your management objectives for the near future?

In summary, I want KHI to become a company that has truly dynamic earnings power and I want to continue to build the Kawasaki brand.

Almost 50% of KHI Group sales are accounted for by overseas customers; however, we need to increase international awareness of all our products, not just motorcycles and railcars. Also, we need to internationalize more than just our products. We have to improve the awareness of the Kawasaki brand among all international audiences so that we will be more highly evaluated by overseas investors.

Under the leadership of Mr. Tazaki, the previous president of KHI, we have been implementing Companywide structural reforms aimed at "moving back to a sustainable growth path." Now that we are close to our goals, continuity in management policies and strategy is extremely important. For the time being, putting our maximum energy into attaining the goals of our current medium-term plan in the fiscal year ending March 31, 2007, is of utmost importance. Consummating the series of structural reforms now in progress is essential for winning the trust of shareholders and other stakeholders in the value of the Kawasaki brand. I am convinced that completing these reforms will lead to the rebirth of KHI as a global enterprise that can prosper in the 21st century.

Aiming to Become a Global, 21st Century Enterprise

Mr. Tadaharu Ohashi became the 13th president of KHI on June 28, 2005. He responded to a number of questions we posed regarding his management objectives and the issues Kawasaki faces today.

Pursuing profit-focused management: Aiming for further evolution of the "Quality Followed by Quantity" concept

What are the issues you believe KHI should be addressing?

The biggest management issue we need to address is profitability.

Comprehensive manufacturers of heavy machinery and equipment like KHI are positioned as basic industries in Japan and the rest of the world because they provide products to build social infrastructure. Their performance is strongly affected by the economic environment and conditions. When the economy deteriorates, they are the first to feel the effects, and they tend to be the last to show improvement when conditions recover. In order for us to continue to be a basic industry, we have to understand these special features of our businesses, secure profits, and reinvest for future profits. Therefore, more than in the past, we have to focus on increasing the profitability of our businesses and raising product margins to improve our profitability.

What measures will you have to take to increase profitability?

In addition to the goal set under the medium-term business plan of 9% before-tax ROIC, it is necessary to set goals for the ratio of recurring profit* to sales for each of our in-house companies and subsidiaries. We will also have to encourage the strong commitment of all staff to do their best, make maximum use of our know-how, and adopt every measure we can to reach these goals. Also, with a view to ensuring sufficient capital investment for the future and paying a return to shareholders, we must secure a ratio of recurring profit to net sales of at least 5%, which is the average for Japanese manufacturing industries, or more for the KHI Group as a whole.

Specific measures to reach this goal will include a review of profitability by business and by product while decisively and cool-headedly achieving selectivity and focus in the allocation of our resources. We will also have to review the roles and functions of our subsidiaries and clarify their business objectives.

Also, it will be necessary for each of our in-house companies, business centers, and business units to have something that sets them apart as "the only one" in some sense. That may include having the top market share, a product lineup that is far ahead of the competition, unique products, or a unique technology. I will also be concerned that everyone maintain the firm conviction that "technology generates earnings." This is true in two senses. First, strengthening product development technology will enable us to increase product value. Second, improving our production technology will help us lower costs.

*Recurring profit is used in accounting standards generally accepted in Japan. It is the sum of operating income, net interest income (expenses), dividend income, and other non-operating but recurring items. In fiscal 2005, the KHI Group's recurring profit was ¥21.0 billion and its ratio to net sales was 1.7%.

Assuring the quality of management: The importance of compliance and corporate social responsibility

Could you please give us your views regarding the importance of compliance and corporate social responsibility?

There are individual differences in the awareness of compliance issues and corporate social responsibility among the various levels of KHI staff, from management to key middle managers and employees. In addition, I believe there may be differences in awareness among staff depending on the environments of the departments where they have worked. These differences in awareness may prove to be unexpected stumbling blocks for some staff members because they may inadvertently become involved in unethical behavior. Therefore, in addition to strengthening and managing our systems and rules regarding compliance, I would like to continue educational programs and other activities for every single member of management and staff focusing on this very basic idea—that is, we must remember that breaking the law and engaging in corporate activities that ignore social rules are unacceptable. At any rate, compliance with laws and regulations must take precedence over all other considerations at all times.



Recently, there has been a trend in society to evaluate corporations according to a wider range of criteria. Society looks to companies to provide superior products and services while maintaining soundness and transparency in management. In addition, society evaluates companies on their initiatives related to the environment, the provision of employment opportunities, their sense of ethics, and other criteria. Meeting these social expectations is our duty, and, as a basic industry, another extremely important mission expected of the KHI Group is to foster the development of human resources and successors to current management and staff who can contribute to society in the years to come.

I think attaining quality assurance in management is necessary for the management team of KHI. Complying with laws and regulations, maintaining corporate social responsibility, and pursuing fair and proper disclosure to ensure transparency of management are all important components of "quality assurance." Based on this idea, in conducting our business activities, we must give careful attention to evaluating risks and the chances of success, then set goals, make a strong commitment, and finally make appropriate reports on whether we attain our goals.

In conclusion, do you have a special message for KHI shareholders?

KHI came into being in the late 19th century and continued to expand throughout the 20th century. Now, as a company existing in the 21st century, it must meet the challenge of sustainable development. In recent years, people have said that most businesses have a life expectancy of 30 to 50 years. There are only a small number of companies with a history of more than 100 years. If we look back over KHI's long history and examine individual businesses, we find that, over time, KHI has entered new businesses, while other businesses and products have disappeared. Thus, we can say that in response to the demands of the times as well as social and economic conditions, KHI has selected certain businesses within its operations, while the KHI Group as a whole has continued to exist. From a historical perspective, KHI has been a collection of internal venture businesses, and I believe this is evidence that unless we continue to change by reviewing our business portfolio, sustainable growth will not be possible.

Based on this historical perspective on KHI, I am convinced that we must continue to pursue "selectivity and focus in the use of our resources," "structural reforms," and "quality assurance in management." This will be essential for KHI to evolve into a truly global company in the 21st century, as economic borders disappear and companies lose their national identities.

SHIPBUILDING

Percentage of Net Sales



Sales (Millions of yen)


78,734
92,478
105,458
94,939
87,081
04
05

Orders Received (Millions of yen)


117,518
106,106
110,926
123,756
155,832
04
05

Order Backlog (Millions of yen)


176,987
194,275
173,304
193,705
263,707
04
05

Business Results

Thanks to a booming world shipping market, demand for newbuildings during fiscal 2005 was robust, and newbuilding ship prices somewhat recovered. Within this business environment, we secured orders for 15 vessels—five LNG carriers, two LPG carriers, five bulk carriers, and three very large crude carriers (VLCCs). As a result, total orders for this segment rose ¥32.1 billion, or 25.9%, to ¥155.8 billion. Sales for the fiscal year, however, dropped ¥7.9 billion, or 8.3%, to ¥87.1 billion, because of decreased sales of newbuildings. An operating income of ¥1.0 billion was reported for this segment, compared with an operating loss of ¥2.4 billion in fiscal 2004. We delivered 11 vessels during the fiscal year—three LNG carriers, three LPG carriers, and five bulk carriers.

Profile & Outlook

The operations of this segment are run by Kawasaki Shipbuilding Corporation, which has an extensive record of accomplishments and expertise in the shipbuilding industry and has won a strong reputation for its high technology and reliability. We have a wide lineup of high-performance vessels that meet the need for the marine transport of raw materials, energy, and finished products to support the expansion of the world economy. Our Kobe Shipyard constructs submarines and bulk carriers, while the Sakaide Shipyard constructs LNG carriers, VLCCs, and other large vessels. We have also established Nantong Cosco KHI Ship Engineering Co., Ltd. (NACKS), a joint venture shipyard in Nantong City, Jiangsu Province, in China.

The role of oceangoing transportation is expected to continue to expand in the years ahead, supported by growth in the volume of China's trade and increasing demand for energy transportation, especially LNG, on a global scale. Kawasaki Shipbuilding is continuing to develop its technology for the design, manufacture, and quality assurance of its activities, with the aim of sustaining its development into the future.


SONATRACH

LPG carrier *ALRAR*


ENERGY ADVANCE

LNG carrier *ENERGY ADVANCE*



Large-scale bulk carrier *CAPE RIVIERA*

ROLLING STOCK, CONSTRUCTION MACHINERY & CRUSHING PLANT

Percentage of Net Sales



Sales (Millions of yen)


129,591
121,780
164,774
120,597
171,731
02
03
04
05

Orders Received (Millions of yen)


192,884
82,584
176,693
153,399
178,369
02
03
04
05

Order Backlog (Millions of yen)


296,242
272,642
273,563
294,017
300,837
02
03
04
05

Business Results

The operating environment for this segment in Japan was lackluster, but market conditions overseas were strong. In the segment's principal business of manufacturing rolling stock, demand was strong in North America and Asia outside of Japan, especially in China. In our construction machinery business also, demand was firm in the U.S. market. Therefore, while orders in the domestic market fell from the previous fiscal year, orders for rolling stock to accelerate the speed of existing rail transport lines in China and other overseas orders expanded substantially. As a consequence, total orders rose ¥25.0 billion, or 16.3%, to ¥178.4 billion. Sales also expanded, up ¥51.1 billion, or 42.4%, to ¥171.7 billion, boosted by a sharp rise in exports, accounted for principally by the delivery of train cars for the Taiwan High Speed Rail Corporation. Operating income climbed ¥3.4 billion, or 79.4%, to ¥7.8 billion.

Profile & Outlook

The rolling stock business in this segment meets a wide range of needs for rail transport vehicles ranging from cars for Shinkansen bullet trains to express trains, commuter trains, subways, monorail systems, and new transit systems. The capabilities of our manufacturing centers, which include the only rolling stock facility in the United States covering the full process from production of the car body through final assembly, with an annual capacity of 200 cars, enable us to respond to demand throughout the world.

In our construction machinery business, we have worked to develop and commercialize a series of products to meet various needs for infrastructure development. These include wheel loaders, hydraulic compactors, mining equipment, and snowplows. We are expanding sales of our products from Japan to the rest of the world, including elsewhere in Asia, the Americas, and Europe.

In our rolling stock business, as in our construction machinery business, we anticipate that demand will remain strong in overseas markets. As we have received a continuing stream of major orders for rolling stock from overseas customers, our international presence has grown. We intend to aggressively expand our overseas operations in this segment, particularly in the rolling stock business.

Note: Effective April 1, 2005, the crushing plant business included in this segment was fully consolidated into Earthtechnica Co., Ltd., a 50/50 joint venture owned by Kobe Steel, Ltd., and KHI.



Ship-towing locomotive supplied to Autoridad Del Canal De Panama



700T train for the Taiwan High Speed Rail Corporation



Series 8000 subway cars for the Sapporo City Transportation Bureau

AEROSPACE

Percentage of Net Sales



Sales (Millions of yen)


136,343
161,072
154,848
173,783
188,255
03
04
05

Orders Received (Millions of yen)


161,939
151,641
163,023
216,201
214,702
03
04
05

Order Backlog (Millions of yen)


203,688
195,447
208,410
260,321
287,441
03
04
05

Business Results

Orders in the Aerospace segment overall in fiscal 2005 declined ¥1.5 billion, or 0.7%, to ¥214.7 billion. Although orders from the Japan Defense Agency (JDA) decreased, commercial aircraft orders received from the Boeing Company posted an increase. Sales expanded ¥14.5 billion, or 8.3%, to ¥188.3 billion, as work proceeded on the JDA contracts for the development of the P-X, the next maritime patrol aircraft, and the C-X, the next transport aircraft. Operating income rose ¥1.8 billion, or 43.4%, to ¥6.1 billion, mainly due to the increase in sales.

Profile & Outlook

A leader in Japan's aircraft industry, our Aerospace segment is engaged in manufacturing and providing maintenance services for a wide range of aircraft. These activities include a key role as the prime contractor in the JDA project for the development of the P-X and the C-X as well as the production of the KE101, an airborne mine countermeasures and transport helicopter and Antarctic transport support helicopter, and the OH-1, an observation helicopter developed in Japan. Going forward, government defense budgets are expected to show a declining trend. Therefore, our strategy will be to win orders in this field by proposing the modernization of our major products as well as development of derivative and successor products for various aircraft. We also plan to develop new businesses by strengthening our technologies for system integration and developing other distinctive technologies.

In the commercial aircraft field, the Aerospace segment has also participated in joint development and production programs for such passenger airplanes as the 777 with Boeing and the Embraer 170 with Empresa Brasileira de Aeronáutica S.A. (Embraer) of Brazil. The segment's broad range of activities has also included the development of the BK117 helicopter, which was the first helicopter to be designed and manufactured in Japan. In addition, we have signed an agreement to participate in the joint development and production program of the 787 Dreamliner, Boeing's next-generation aircraft. We are currently making preparations for its production.

Our strategy is to establish a long-standing management foundation for our Aerospace business. We are therefore committed to implementing these major projects flawlessly.



BK117 C-2 helicopter provided to the Kawasaki Fire Department Rescue Squad



The P-X next maritime patrol aircraft



The C-X next transport aircraft

GAS TURBINES & MACHINERY

Percentage of Net Sales



Business Results

Orders won by the Gas Turbines & Machinery segment rose ¥32.7 billion, or 25.2%, to ¥162.7 billion, as demand for component parts of engines for commercial aircraft and for steam turbines for marine vessels remained strong. Sales expanded ¥4.9 billion, or 3.6%, to ¥141.4 billion, supported by deliveries of diesel engines for ships and aerodynamic machinery. Operating income, however, fell ¥1.9 billion, or 40.9%, to ¥2.7 billion, due to the start-up costs for a new type of gas turbine.

Sales (Millions of yen)


124,136
145,651
150,766
136,468
141,366
02
03
04
05

Orders Received (Millions of yen)


140,248
133,467
132,989
129,987
162,700
02
03
04
05

Order Backlog (Millions of yen)


199,833
191,947
160,874
140,327
163,440
02
03
04
05

Profile & Outlook

In the industrial gas turbine business, we manufacture a wide range of equipment, including gas turbines for power generation and for stand-by power supply, as well as co-generation systems. Applying our proprietary technology, we have developed and introduced the L20A, a 20MW-class gas turbine power generator. We are drawing on our in-house development capabilities to present proposals to our customers for comprehensive services, including after-service and maintenance. Our plans call for expanding sales of this business segment in international markets.

In the aircraft engine business, we have participated actively in various international joint development and manufacturing programs, including the V2500 and TRENT as well as in Japan's national projects for the development of jet engines. In 2004, we made the decision to participate in the joint development and production program of the TRENT 1000 with Rolls Royce, which will power the Boeing 787 now under development. We plan to undertake aggressive capital investments in this area and devote our fullest efforts to the commercialization of this new engine.

The machinery business is another core area in this segment, and its activities cover a broad range, including manufacturing steam turbine engines for LNG carriers and diesel engines as well as other marine propulsion systems. Land-based machinery includes steam turbines for power generation, natural gas compression modules, wind tunnel machinery, and tunnel ventilation equipment. Our policy will be to continue to substantially strengthen these activities, focusing on the development and manufacture of ship engines, where demand is especially robust, reflecting strong orders for new ships from shipping companies.



L20A gas turbine power generator



Marine steam turbine (UA-type)



Trisonic wind tunnel

(Photograph courtesy of the Technical Research and Development Institute, Japan Defense Agency)

PLANT & INFRASTRUCTURE ENGINEERING

Percentage of Net Sales



Sales (Millions of yen)


181,174
220,605
219,092
191,412
191,012
04
05

Orders Received (Millions of yen)


254,330
160,143
208,268
156,145
126,403
04
05

Order Backlog (Millions of yen)


403,612
347,496
327,911
273,837
210,160
04
05

Business Results

Orders in the Plant & Infrastructure Engineering segment decreased ¥29.7 billion, or 19.0%, to ¥126.4 billion, because of the combination of lackluster conditions in the domestic market due to restraints on public works spending and the drop in overseas demand following the receipt of major orders in the previous fiscal year. Sales were down ¥0.4 billion, or 0.2%, to ¥191.0 billion, reflecting a decline in sales of steel structures as a result of the restraints on public works spending in Japan, which was partially offset by the delivery of various types of plants to customers overseas. Operating income moved from ¥1.2 billion in the previous fiscal year to an operating loss of ¥14.5 billion for the fiscal year under review because of increases in unprofitable contracts in the industrial plant business.

Profile & Outlook

The segment's industrial plant business includes full turnkey services—from planning to design, construction, and test operations—for cement, chemical, electric power, and other types of industrial plants. Activities also include the development and manufacture of major component equipment for these plants.

The environmental plant business of this segment is active in supplying a broad range of plants and facilities to treat industrial waste and domestic refuse, including municipal refuse incineration plants, gasification and melting systems, and sewage and sludge incineration plants.

Building on its wealth of experience and sophisticated technology, the steel structures business of this segment manufactures a broad spectrum of items, such as bridges and water gates; storage tanks for LNG, LPG, and others; shield machines needed for boring tunnels; rocket assembly and launch complexes; as well as airport-related facilities.

Conditions in the markets served by this segment remain severe. In the industrial plant area, competition is intense throughout the world, while in the environmental plant and steel structures businesses, investment by the public sector in Japan continues to be lackluster. Accordingly, we are concentrating our corporate resources in growth sectors, which include environmental preservation and recycling facilities in overseas markets, while also working to improve the efficiency of our business operations. As part of these activities, on April 1, 2005, we set up our industrial plant business as a wholly owned subsidiary, Kawasaki Plant Systems, to provide for greater flexibility and efficiency in management.



Coal-fired power plant for internal power requirements at the Memuro plant of Nippon Beet Sugar Manufacturing Co., Ltd.



The Mihara Bridge, located over the Ishikari River in Ebetsu City, Hokkaido, Japan



Municipal refuse incineration plant for Kobe City

Percentage of Net Sales



Sales grew ¥20.1 billion, or 6.3%, to ¥338.5 billion, because of firm sales of motorcycles in North America, Europe, and Asia as well as higher sales of industrial robots. Worldwide sales of motorcycles, ATVs (all-terrain vehicles), utility vehicles, and Jet Ski® watercraft amounted to 541,000 units, 73,000 units, or 15.6%, higher than for the previous fiscal year. By geographical area, sales in Japan totaled 36,000 units, 12,000 units, or 25.0%, fewer than in the previous year. Sales in North America, however, rose 26,000 units, or 13.6%, to 217,000 units, while sales in Europe amounted to 79,000 units, virtually unchanged from the previous year. Sales in all other areas were up 59,000 units, or 39.3%, to 209,000 units. Operating income posted a marked increase of ¥9.5 billion, or 130.4%, to ¥16.7 billion, due to the fact that the adverse impact of a stronger yen was more than offset by an increase in sales and a decrease in sales promotion costs.

Sales (Millions of yen)


338,450
02
03
04
05

This segment is mainly engaged in the manufacture and sale of products for consumers. The product lineup ranges from leisure vehicles—such as motorcycles, ATVs, and Jet Ski® watercraft—to utility vehicles and general-purpose gasoline engines. Kawasaki-brand motorcycles, such as the top-of-the-line NINJA ZX-10R and NINJA ZX-6R supersports models, are known throughout the world for their individuality and top-level performance and have won the overwhelming support of motorcycle riders. Our strategic plans going forward call for continuing to build Kawasaki's brand image even further, based on outstanding products such as these, and steadily expanding sales throughout the world.

In our industrial robot business, we trace our record of accomplishments back to 1969, when KHI became the first company in Japan to build and market industrial robots. Since that time, we have created robots to perform all kinds of tasks required by industrial customers, from assembly and handling to welding, painting, and semiconductor manufacturing. We are committed to responding accurately to more and more diverse customer needs and intend to continue to hold a leading position in the robot industry based on our superior technology and the reliability of our products.


Kawasaki

Brute Force 750 4x4i


Kawasaki
ZX165U

ZX165U industrial robot



NINJA ZX-6R

OTHER

Percentage of Net Sales



Business Results

Sales in the Other segment slipped ¥1.0 billion, or 0.8%, to ¥123.7 billion. Operating income amounted to ¥5.0 billion, up ¥1.8 billion, or 54.4%, from the previous fiscal year, boosted in part by robust sales of hydraulic machinery to customers in China.

Profile & Outlook

Principal companies in this segment include Kawasaki Precision Machinery Ltd. (KPM), which mainly manufactures hydraulic machinery for installation in construction machinery; Kawaju Shoji Co., Ltd., a trading company; and Kawasaki Life Corporation, which engages in administration of Company welfare facilities, real estate sales, insurance agency services, and other business activities.

KPM occupies a central position in this segment and manufactures a wide lineup of products, including hydraulic pumps, motors, valves, hydraulic equipment for industrial machinery, and hydraulic machinery for ships, including deck machinery, electric steering gears, and fishing machinery. KPM's principal business is supplying hydraulic products for construction machinery. We anticipate that demand for this type of equipment, especially from China, will continue to expand in the long term. KPM has a top-notch R&D team and testing equipment and is constantly engaged in developing new technologies and products, increasing the quality of its product lineup, and working to ensure the reliability of product supply.

Sales (Millions of yen)


134,598
121,741
126,635
124,728
123,697
04
05

Orders Received (Millions of yen)


130,864
119,623
117,525
128,915
125,389
04
05

Order Backlog (Millions of yen)


40,532
38,632
31,501
27,167
28,824
04
05


SONY

Stabilizer equipment for ultra-miniature cameras



Hydraulic equipment for construction machinery use

Years ended March 31

	Millions of yen					
	2005	2004	2003	2002	2001	2000
Operating results:						
Net sales	**¥1,241,592**	¥1,160,252	¥1,239,598	¥1,144,534	¥1,060,479	¥1,149,698
Cost of sales	**1,088,219**	998,416	1,069,341	977,875	924,522	1,008,860
Gross profit	**153,373**	161,836	170,257	166,659	135,957	140,838
Selling, general and administrative expenses	**128,629**	139,586	139,714	135,348	131,497	139,587
Operating income	**24,744**	22,250	30,543	31,311	4,460	1,251
Net income (loss)	**11,479**	6,333	13,022	6,282	(10,320)	(18,632)
Capital expenditures	**29,692**	41,502	35,165	33,132	32,687	39,685
Depreciation and amortization	**31,555**	32,590	31,595	31,998	33,303	35,081
R&D expenses	**13,183**	14,741	15,494	16,549	17,548	19,905
Financial position at year-end:						
Working capital	**¥ 138,523**	¥ 121,941	¥ 137,771	¥ 150,114	¥ 148,577	¥ 188,403
Net property, plant and equipment	**243,166**	248,922	234,352	241,517	241,893	245,278
Total assets	**1,194,473**	1,156,904	1,149,161	1,255,075	1,247,472	1,206,806
Long-term debt, less current portion	**207,279**	210,819	226,936	248,170	270,605	264,048
Total shareholders' equity	**201,465**	190,175	174,585	167,731	164,081	174,955
Per share amounts (yen):						
Net income (loss)—basic	**¥ 7.9**	¥ 4.4	¥ 9.3	¥ 4.5	¥ (7.4)	¥ (13.4)
Net income—diluted	**6.8**	4.2	8.8	4.4	—	—
Cash dividends	**2.5**	2.0	2.0	—	—	—
Shareholders' equity	**139.7**	131.8	125.6	120.6	118.0	125.8
Other data:						
Number of shares issued (millions)	**1,443**	1,443	1,391	1,391	1,391	1,391
Number of employees	**28,682**	29,306	28,642	28,936	29,162	29,772
Orders received	**¥1,301,845**	¥1,226,728	¥1,227,449	¥1,034,771	¥1,273,686	¥1,071,104
Order backlog	**1,254,409**	1,189,374	1,175,563	1,240,439	1,320,894	1,072,645

OVERVIEW

During fiscal 2005, ended March 31, 2005, conditions in the Japanese economy continued to be generally lackluster, despite certain signs of improvement, including increases in private capital investment and rising stock prices. Notwithstanding these brighter developments, the government continued to restrain and reduce its public works investment and personal consumption remained relatively weak because of slow growth in incomes.

Amid this operating environment, Kawasaki Heavy Industries, Ltd. (the "Company"), and its consolidated subsidiaries (referred to in this section as KHI or the "Group") undertook an active program of marketing activities. As a result, although orders in the Plant & Infrastructure Engineering segment declined, orders in the Rolling Stock, Construction Machinery & Crushing Plant segment and the Gas Turbines & Machinery segment rose, resulting in an overall gain of 6.1%, or ¥75.1 billion, in orders, to ¥1,301.8 billion. In addition, consolidated net sales expanded 7.0%, or ¥81.3 billion, to ¥1,241.6 billion, mainly because of growth in sales of the Rolling Stock, Construction Machinery & Crushing Plant segment. Profitwise, as a result of continued aggressive activities to improve profitability on a Companywide basis, operating income climbed 11.2%, or ¥2.5 billion, to ¥24.7 billion. As a result of these and other factors, net income expanded 81.3%, or ¥5.1 billion, to ¥11.5 billion.

Turning to our financial position, free cash flow was positive for the fourth consecutive year. KHI used this cash flow to make further repayments of interest-bearing debt and thereby improve its debt/equity ratio.

RESULTS OF OPERATIONS

Net Sales

As previously mentioned, consolidated net sales grew 7.0%, or ¥81.3 billion, to ¥1,241.6 billion.

The principal factors accounting for this increase in net sales were (a) an expansion in sales in the Rolling Stock, Construction Machinery & Crushing Plant segment of ¥51.1 billion, as a result of the increase in deliveries of railcars to the Taiwan High Speed Rail Corporation, (b) a rise in sales of ¥14.5 billion in the Aerospace segment because of the increase in revenues for the development of the next maritime patrol aircraft and the next transport aircraft of the Japan Defense Agency (JDA), and (c) an increase in sales of motorcycles and industrial robots in the Consumer Products & Machinery segment amounting to ¥20.1 billion.

Overseas sales rose 17.4%, or ¥91.1 billion, to ¥613.9 billion. Although sales in North America and Europe declined, this was more than offset by an increase of 86.6%, or ¥79.6 billion, in sales in Asia outside Japan and an increase of 28.7%, or ¥23.5 billion, in other areas. The ratio of overseas sales to overall net sales rose 4.3 percentage points, from 45.1% in the previous fiscal year to 49.4% for the fiscal year under review.

The following sections provide further details on performance by industry segment. Operating income or loss includes intersegment transactions. Please note that sales of the industrial hydraulic equipment business, which were included in the Gas Turbines & Machinery segment through the end of fiscal 2003, were reclassified in the Other segment beginning in fiscal 2004. Data for previous years shown in this annual report has been restated to reflect this change.

Net Sales (Billions of yen)


1,500
1,000
500
0
1,060.5
1,144.5
1,239.6
1,160.3
1,241.6
01
02
03
04
05

Sales by Segment (%)


9.9
7.0
13.8
16.2
11.4
15.4
27.3
Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Other

Net Income (Loss) (Billions of yen)


15
10
5
0
-5
-10
-15
(10.3)
6.3
13.0
6.3
11.5
01
02
03
04
05

Shipbuilding

This segment won orders for 15 vessels, namely five LNG carriers, two LPG carriers, five bulk carriers, and three VLCCs. In value terms, this represented a substantial increase over the orders for 20 ships, namely three LNG carriers, 13 bulk carriers, three VLCCs, and one submarine, received in the previous fiscal year. As a result, orders for the fiscal year under review were up 25.9%, or ¥32.1 billion, from the previous fiscal year, to ¥155.8 billion. Sales, however, declined 8.3%, or ¥7.9 billion, to ¥87.1 billion, because of a decline in sales of newbuildings. In addition, operating income for the fiscal year under review was ¥1.0 billion, improved from an operating loss of ¥2.4 billion for the previous fiscal year.

Rolling Stock, Construction Machinery & Crushing Plant

Orders received in this segment rose 16.3%, or ¥25.0 billion, to ¥178.4 billion, despite a decrease in orders for rolling stock in Japan, as the result of substantial increases in orders for rolling stock to accelerate the speed of existing railways in China and other orders from overseas. Sales were up 42.4%, or ¥51.1 billion, to ¥171.7 billion, principally because of a major increase in deliveries of high-speed railcars to the Taiwan High Speed Rail Corporation. Operating income expanded a sharp 79.4%, or ¥3.4 billion, to ¥7.8 billion.

Aerospace

Total orders received in this segment declined 0.7%, or ¥1.5 billion, to ¥214.7 billion. Orders from the JDA declined, following the receipt of an order for the development of the next maritime patrol aircraft and the next transport aircraft in the previous fiscal year. However, most of this decline was offset by increases in orders from the commercial aircraft sector, principally component parts for passenger aircraft of the Boeing Company. Sales of this segment rose 8.3%, or ¥14.5 billion, to ¥188.3 billion, owing to an increase in sales for the development of the JDA's next maritime patrol aircraft and next transport aircraft. Along with the increase in sales, operating income expanded 43.4%, or ¥1.8 billion, to ¥6.1 billion.

Gas Turbines & Machinery

Brisk orders for steam turbine engines for ships and components for private-sector aircraft engines continued during the fiscal year. As a result, total orders were up 25.2%, or ¥32.7 billion, to ¥162.7 billion. Sales rose 3.6%, or ¥4.9 billion, to ¥141.4 billion, reflecting increases in deliveries of diesel engines for ships and aerodynamic machinery. Operating income declined 40.9%, or ¥1.9 billion, to ¥2.7 billion, however, mainly due to start-up costs for a new type of gas turbine.

Plant & Infrastructure Engineering

Orders were down a marked 19.0%, or ¥29.7 billion, to ¥126.4 billion, because of weakness in domestic demand accompanying continued restraints on public works investment and the absence of major orders for industrial plants and electric power plants from overseas customers, which were included in the previous fiscal year's orders. Sales, however, were down a much smaller 0.2%, or ¥0.4 billion, to ¥191.0 billion. Although sales of steel structures declined in Japan because of restraints on public works investment, sales for cement, chemical, and other industrial plants for overseas customers increased. The segment reported an operating loss of ¥14.5 billion, a substantial deterioration from operating income of ¥1.2 billion for the previous fiscal year, because of major cost overruns in the industrial plant business caused by delays in deliveries, the emergence of additional requirements, and other costs.

Consumer Products & Machinery

Sales in this segment rose 6.3%, or ¥20.1 billion, to ¥338.5 billion, due to robust motorcycle sales in North America, Europe, and Asia combined with increased sales of industrial robots.

Net Income (Loss) per Share (Yen)


10
5
0
−5
−10
(7.4)
4.5
9.3
4.4
7.9
01
02
03
04
05

Working Capital (Billions of yen)


200
150
100
50
0
148.6
150.1
137.8
121.9
138.5
01
02
03
04
05

Total Assets (Billions of yen)


1,500
1,000
500
0
1,247.5
1,255.1
1,149.2
1,156.9
1,194.5
01
02
03
04
05

Despite adverse movement in the foreign currency exchange rate against the US dollar, operating income reported a hefty 130.4% rise, or ¥9.5 billion, to ¥16.7 billion, boosted largely by higher sales and lower sales promotion costs.

Other

Sales of this segment declined 0.8%, or ¥1.0 billion, to ¥123.7 billion. Operating income jumped 54.4%, or ¥1.8 billion, to ¥5.0 billion, buoyed by strong sales of the hydraulic machinery business in China and the positive effects of lower fixed costs.

The following sections summarize performance by geographic segment.

Japan

As a consequence of higher sales by the Company, which accounts for the largest part of sales in Japan, sales of this geographic segment rose 6.7%, or ¥59.0 billion, to ¥936.2 billion, primarily because of substantial increases in sales of the Rolling Stock, Construction Machinery & Crushing Plant segment to overseas customers. Operating income increased 0.7%, or ¥0.1 billion, to ¥21.0 billion. Although operating income improved in the Shipbuilding and the Rolling Stock, Construction Machinery & Crushing Plant segments, this was restrained by major cost overruns reported in the Plant & Infrastructure Engineering segment owing to delays in deliveries, the emergence of additional requirements, and other costs.

North America

Sales in North America rose 5.1%, or ¥9.6 billion, to ¥196.8 billion, owing to robust sales of motorcycles in the Consumer Products & Machinery segment. Operating income rose ¥1.6 billion, to ¥1.2 billion, compared with an operating loss of ¥0.4 billion in the previous fiscal year.

Europe

Sales in this segment expanded 10.0%, or ¥7.1 billion, to ¥78.0 billion, buoyed by strong performance of motorcycle sales. Operating income declined 34.7%, or ¥0.2 billion, to ¥0.4 billion.

Asia

Sales in Asia rose a sharp 27.3%, or ¥5.4 billion, to ¥25.1 billion, because of strong performance of motorcycle sales, principally in the Indonesian market. Operating income moved up a strong 194.3%, or ¥1.2 billion, to ¥1.9 billion.

Other Areas

Sales expanded 4.6%, or ¥0.2 billion, to ¥5.3 billion, but the operating loss of ¥0.2 billion reported in the previous fiscal year deteriorated ¥0.2 billion, to an operating loss of ¥0.4 billion. The principal countries in this segment are Australia and Brazil.

Cost, Expenses, and Earnings

Cost of sales was 9.0% higher than in the previous fiscal year, amounting to ¥1,088.2 billion, 2 percentage points higher than the gain in net sales of 7.0%. As a result, gross profit decreased 5.2%, to ¥153.4 billion, and the gross profit margin declined from 13.9% in the previous fiscal year to 12.4% in the fiscal year under review.

Selling, general and administrative (SG&A) expenses, however, declined 7.8% from the previous fiscal year and amounted to ¥128.6 billion, thus covering the decline in the gross profit margin. Operating income increased 11.2%, or ¥2.5 billion, and amounted to ¥24.7 billion, the first increase in three fiscal years. The principal factors accounting for the improvement in operating income were as follows. The appreciation of the yen against the U.S. dollar and the increase in raw materials prices placed downward pressure on operating income, as did the substantial losses incurred due to major cost overruns in the Plant &

Total Shareholders' Equity (Billions of yen)


250
200
150
100
50
0
164.1
167.7
174.6
190.2
201.5
01
02
03
04
05

Total Shareholders' Equity per Share (Yen)


150
100
50
0
118.0
120.6
125.6
131.8
139.7
01
02
03
04
05

Return on Equity (%)


10
5
0
−5
−10
(6.1)
3.8
7.6
3.5
5.9
01
02
03
04
05

Infrastructure Engineering segment. However, these negative factors were more than offset by higher profitability in the Rolling Stock, Construction Machinery & Crushing Plant and the Consumer Products & Machinery segments plus the positive impact of overall improvements in the earnings structure, including reductions in production costs and fixed costs. As a result of this overall improvement, the ratio of operating income to net sales increased one percentage point, to 2.0%.

Other income (expenses) for fiscal 2005 amounted to expenses of ¥4.2 billion, an improvement of ¥6.8 billion from the expenses of ¥11.0 billion reported for the previous year. Principal factors accounting for this improvement included an increase in dividends received of ¥0.3 billion, lower interest expenses accompanying the reduction in interest-bearing debt of ¥1.0 billion, an improvement in foreign exchange gains (losses) of ¥3.0 billion, an increase in gain on sales of marketable securities and investments of ¥2.9 billion, and an increase in gain on sales of property, plant and equipment of ¥1.7 billion, mainly due to the sale of land formerly occupied by the Noda Works. After deduction of a decline in interest received of ¥0.5 billion, a decline in equity in income of non-consolidated subsidiaries and affiliates of ¥0.4 billion, loss on reorganization of crushing machinery business of ¥1.3 billion, additional costs of plant construction of ¥1.8 billion, and other items, the net balance of other income (expenses) improved ¥6.8 billion from the previous fiscal year. As a result, income before income taxes and minority interests rose a marked 82.9% from the previous fiscal year, to ¥20.6 billion.

The ratio of the provision for income taxes to income before income taxes was 41.3% for the fiscal year under review, virtually unchanged from the previous fiscal year and almost the same level as the statutory tax rate of 40.5%. As a result, after deduction of minority interests in net income of consolidated subsidiaries, net income for the fiscal year increased 81.3% compared with the previous fiscal year, and amounted to ¥11.5 billion. Accordingly, the ratio of net income to net sales rose 0.4 percentage point, from 0.5% in the previous fiscal year to 0.9% in the fiscal year under review. In addition, ROE increased 2.4 percentage points, rising from 3.5% to 5.9%.

Capital expenditures for the fiscal year amounted to ¥29.7 billion, compared with ¥41.5 billion in the previous fiscal year, and R&D expenses were ¥13.2 billion, versus ¥14.7 billion in the prior year.

FINANCIAL CONDITION

Total assets at the end of the fiscal year were 3.2%, or ¥37.6 billion, higher than for the end of the previous fiscal year, and amounted to ¥1,194.5 billion. By principal line item, current assets were up ¥37.5 billion, mainly due to an increase in trade receivables. Investments and long-term loans rose ¥1.7 billion owing to increases in investments in securities. Net property, plant and equipment declined ¥5.8 billion, reflecting the decrease in capital expenditures. Intangible and other assets were up ¥4.1 billion mainly due to increases in deferred tax assets.

Liabilities increased 2.6%, or ¥25.4 billion, to ¥988.3 billion. Of this total, current liabilities rose ¥20.9 billion and long-term liabilities increased ¥4.5 billion. Among current liabilities, trade payables were up ¥62.3 billion, and among long-term liabilities, employees' retirement and severance benefits increased ¥8.8 billion. As a result of a decline in long-term debt and short-term borrowings, interest-bearing liabilities decreased 11.4%, or ¥45.6 billion, to ¥353.9 billion. Since the increase in current assets and liabilities was virtually the same, the current ratio rose only slightly, to 119.8%, compared with 118.0% at the previous fiscal year-end.

Shareholders' equity showed a gain of 5.9%, or ¥11.3 billion, to ¥201.5 billion. This was due to an increase in retained earnings of ¥8.2 billion, reflecting the rise in net income, and a gain of ¥3.6 billion in net unrealized gains on securities.

As a consequence of a higher percentage increase in shareholders' equity than in total assets, the shareholders' equity ratio rose 0.5 percentage point, from 16.4% at the end of the previous fiscal year to 16.9% at the end of the fiscal year under review. Also, the net debt/equity ratio (after the deduction of cash on hand from interest-bearing debt) fell to 153.5%, compared with 187.4% at the end of the previous fiscal year.

MANAGEMENT INDICATORS

The Company's objective is to exceed the expectations of investors for profitability and the management indicator chosen is before-tax return on invested capital (ROIC), which measures how efficiently the Company uses its capital. As it works to maximize before-tax ROIC, the Company is implementing measures to expand profit and simultaneously reduce invested capital and thereby strengthen its financial position. Before-tax ROIC is computed by taking the ratio of earnings before interest and taxes (EBIT) to the sum of interest-bearing debt and total shareholders' equity.

Applying this formula, ROIC for the year under review was 4.8%, 1.7 percentage points higher than the 3.1% reported for the previous fiscal year.

CASH FLOWS

During fiscal 2005, net cash provided by operating activities was ¥71.4 billion, ¥28.6 billion higher than for the previous fiscal year. The principal factors accounting for this increase were a substantial rise in income before income taxes and minority interests, an increase in trade payables, and the absence of a reimbursement of overcharged accounts receivable by subsidiary NIPPI Corporation, which was charged against net cash in the previous fiscal year.*

Net cash used for investing activities amounted to ¥17.7 billion, representing an ¥8.2 billion decline from ¥25.9 billion reported in the previous fiscal year. This was the consequence of a number of factors, including a reduction of ¥5.2 billion in cash used for acquisition of property, plant and equipment, a decline of ¥2.6 billion in cash used for acquisition of intangible assets, and a ¥2.5 billion increase in proceeds from sale of investments in securities, all of which were partially offset by a decline of ¥3.0 billion in proceeds from sales of property, plant and equipment.

Free cash flow, which is the net amount of cash from operating and investing activities, amounted to an inflow of ¥53.7 billion for fiscal 2005.

Net cash used for financing activities amounted to ¥51.8 billion. The Company used its inflow of free cash flow as the principal source of funds to reduce its interest-bearing debt. As a result, the net decrease in short-term borrowings amounted to a substantial ¥31.7 billion and net repayment of long-term debt was ¥17.5 billion.

As a result of these cash flows, cash and cash equivalents at the end of fiscal 2005 amounted to ¥44.4 billion, ¥2.0 billion higher than at the beginning of the fiscal year.

* The Company made NIPPI a wholly owned subsidiary through an exchange of shares in April 2003. Prior to the acquisition, NIPPI had overcharged for products and services provided under contracts mainly to the JDA. In February 2004, NIPPI made reimbursements of ¥12.3 billion for the full value of amounts overcharged.

DIVIDENDS

The Company's policy is to pay stable cash dividends to its shareholders, giving due consideration to increasing retained earnings to strengthen and expand its business foundation for future growth.

Based on this policy, and after taking into account the Company's performance, level of retained earnings, and other factors, management proposed and received approval from shareholders to increase the cash dividend payment by ¥0.5 per share, to ¥2.5 per share for fiscal 2005.

BUSINESS RISK

External factors that may have an effect on the KHI Group's performance and financial position include the following:

(1) Political and Economic Conditions

The Group conducts its business activities not only in Japan but also elsewhere in Asia, North America, Europe, and other areas and is subject to the consequences of political and economic development in these regions. For example, trends in personal consumption may have an impact on sales of the Consumer Products & Machinery segment, while trends in private-sector capital investment and public works investment may have an influence on orders of the Plant & Infrastructure Engineering and the Gas Turbines & Machinery segments. In addition, demand for passenger air travel and conditions in shipping markets may have an impact on the Aerospace and Shipbuilding segments, respectively. Disputes and political changes may affect the Group's overseas projects.

(2) Fluctuations in Foreign Exchange Rates

During fiscal 2005, overseas sales accounted for 49% of consolidated net sales. Accordingly, the Group has a substantial volume of transactions denominated in U.S. dollars, euros, and other currencies. To reduce foreign exchange risk, the Group is working to increase its ratio of total cost of goods sold that is denominated in foreign currencies and, while taking due account of trends in foreign exchange rates, endeavors to take flexible measures to hedge the effect of exchange rate fluctuations through the use of forward contracts and other hedging techniques. However, the majority of the Group's manufacturing facilities are located in Japan, and its sales to overseas markets are, therefore, subject to foreign exchange fluctuation risk.

(3) Government Regulations

The Group conducts its business activities in compliance with the restrictions in effect, including laws and regulations, in the countries and regions where it operates. However, the Group's operations may be affected if such restrictions are subject to unpredictable changes and if new restrictions are put into effect.

As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2005**	2004	**2005**
Current assets:			
Cash on hand and in banks	**¥ 44,629**	¥ 43,064	**$ 415,501**
Receivables:			
Trade	**402,255**	365,377	**3,745,042**
Other	**17,378**	18,155	**161,792**
Allowance for doubtful receivables	**(6,014)**	(6,725)	**(55,991)**
	413,619	376,807	**3,850,843**
Inventories (Notes 3 and 5)	**332,333**	335,064	**3,094,060**
Deferred tax assets (Note 13)	**20,219**	19,429	**188,241**
Other current assets	**26,205**	25,116	**243,972**
Total current assets	**837,005**	799,480	**7,792,617**
Investments and long-term loans:			
Investments in securities (Notes 4 and 6)	**69,972**	65,008	**651,448**
Long-term loans	**2,514**	3,478	**23,406**
Other (Note 5)	**11,741**	13,453	**109,310**
Allowance for doubtful receivables	**(4,658)**	(4,100)	**(43,367)**
Total investments and long-term loans	**79,569**	77,839	**740,797**
Property, plant and equipment (Note 5):			
Land	**67,998**	68,721	**633,070**
Buildings and structures	**269,407**	263,757	**2,508,212**
Machinery and equipment	**443,594**	440,132	**4,129,913**
Construction in progress	**5,127**	8,285	**47,732**
	786,126	780,895	**7,318,927**
Accumulated depreciation	**(542,960)**	(531,973)	**(5,055,022)**
Net property, plant and equipment	**243,166**	248,922	**2,263,905**
Intangible and other assets:			
Deferred tax assets (Note 13)	**19,260**	14,456	**179,313**
Intangible and other assets (Note 7)	**15,473**	16,207	**144,055**
	34,733	30,663	**323,368**
Total assets	**¥1,194,473**	¥1,156,904	**$11,120,687**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2005
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 5)	**¥ 146,605**	¥ 188,652	**$ 1,364,910**
Trade payables (Note 5)	**348,389**	286,117	**3,243,543**
Advances from customers	**106,574**	110,900	**992,217**
Accrued income taxes (Note 13)	**12,276**	12,491	**114,291**
Accrued bonuses	**13,958**	14,289	**129,951**
Provision for product warranty	**2,551**	2,156	**23,750**
Provision for losses on construction contracts	**6,833**	5,018	**63,616**
Deferred tax liabilities (Note 13)	**317**	188	**2,951**
Other current liabilities	**60,979**	57,728	**567,722**
Total current liabilities	**698,482**	677,539	**6,502,951**
Long-term liabilities:			
Long-term debt, less current portion (Note 5)	**207,279**	210,819	**1,929,792**
Employees' retirement and severance benefits (Note 8)	**72,517**	63,759	**675,142**
Directors' and statutory auditors' retirement and severance benefits	**905**	1,143	**8,426**
Deferred tax liabilities (Note 13)	**1,980**	2,035	**18,434**
Other	**7,154**	7,579	**66,605**
Total long-term liabilities	**289,835**	285,335	**2,698,399**
Contingent liabilities (Note 9)			
Minority interests	**4,691**	3,855	**43,674**
Shareholders' equity (Note 10):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,443,394,172 shares in 2005			
—1,443,394,172 shares in 2004	**81,427**	81,427	**758,095**
Capital surplus	**31,390**	31,388	**292,245**
Retained earnings	**88,704**	80,469	**825,845**
Net unrealized gains on securities	**16,910**	13,266	**157,434**
Foreign currency translation adjustments	**(16,843)**	(16,283)	**(156,811)**
Treasury stock—1,035,104 shares in 2005			
—852,563 shares in 2004	**(123)**	(92)	**(1,145)**
Total shareholders' equity	**201,465**	190,175	**1,875,663**
Total liabilities, minority interests and shareholders' equity	**¥1,194,473**	¥1,156,904	**$11,120,687**

For the three years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	**2005**
Net sales	**¥1,241,592**	¥1,160,252	¥1,239,598	**$11,559,371**
Cost of sales	**1,088,219**	998,416	1,069,341	**10,131,450**
Gross profit	**153,373**	161,836	170,257	**1,427,921**
Selling, general and administrative expenses (Note 11)	**128,629**	139,586	139,714	**1,197,551**
Operating income	**24,744**	22,250	30,543	**230,370**
Other income (expenses):				
Interest and dividend income	**3,240**	3,476	4,684	**30,165**
Equity in income (loss) of non-consolidated subsidiaries and affiliates	**506**	941	(467)	**4,711**
Interest expense	**(6,296)**	(7,274)	(10,291)	**(58,617)**
Other, net (Note 12)	**(1,630)**	(8,151)	(7,241)	**(15,176)**
Income before income taxes and minority interests	**20,564**	11,242	17,228	**191,453**
Income taxes (Note 13):				
Current	**(15,869)**	(16,604)	(11,395)	**(147,742)**
Deferred	**7,374**	11,890	7,555	**68,653**
Minority interests in net income of consolidated subsidiaries	**(590)**	(195)	(366)	**(5,493)**
Net income	**¥ 11,479**	¥ 6,333	¥ 13,022	**$ 106,871**

	Yen			U.S. dollars (Note 1)
Per share amounts:				
Net income—basic	**¥7.9**	¥4.4	¥9.3	**$0.07**
Net income—diluted	**6.8**	4.2	8.8	**0.06**
Cash dividends	**2.5**	2.0	2.0	**0.02**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

For the three years ended March 31, 2005, 2004 and 2003

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2002	1,390,596	¥81,427	¥24,682	¥64,110	¥ 5,925	¥ (8,407)	¥ (6)
Net income for the year	—	—	—	13,022	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(3,818)	—
Decrease in net unrealized gains on securities	—	—	—	—	(2,254)	—	—
Treasury stock purchased	—	—	—	—	—	—	(34)
Conversion of convertible bonds	2	—	1	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(63)	—	—	—
Balance at March 31, 2003	1,390,598	81,427	24,683	77,069	3,671	(12,225)	(40)
Net income for the year	—	—	—	6,333	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(4,058)	—
Increase in net unrealized gains on securities	—	—	—	—	9,595	—	—
Issue of new shares	52,796	—	6,704	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	(52)
Cash dividends	—	—	—	(2,781)	—	—	—
Gain on sales of treasury stock	—	—	1	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(72)	—	—	—
Others	—	—	—	(80)	—	—	—
Balance at March 31, 2004	1,443,394	81,427	31,388	80,469	13,266	(16,283)	(92)
Net income for the year	**—**	**—**	**—**	**11,479**	**—**	**—**	**—**
Adjustments from translation of foreign currency financial statements	**—**	**—**	**—**	**—**	**—**	**(560)**	**—**
Increase in net unrealized gains on securities	**—**	**—**	**—**	**—**	**3,644**	**—**	**—**
Treasury stock purchased, net	**—**	**—**	**—**	**—**	**—**	**—**	**(31)**
Cash dividends	**—**	**—**	**—**	**(2,885)**	**—**	**—**	**—**
Gain on sales of treasury stock	**—**	**—**	**2**	**—**	**—**	**—**	**—**
Bonuses to directors and statutory auditors	**—**	**—**	**—**	**(38)**	**—**	**—**	**—**
Decrease resulting from change of accounting periods of consolidated subsidiaries	**—**	**—**	**—**	**(222)**	**—**	**—**	**—**
Others	**—**	**—**	**—**	**(99)**	**—**	**—**	**—**
Balance at March 31, 2005	**1,443,394**	**¥81,427**	**¥31,390**	**¥88,704**	**¥16,910**	**¥(16,843)**	**¥(123)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2004	$758,095	$292,226	$749,176	$123,508	$(151,597)	$ (857)
Net income for the year	**—**	**—**	**106,871**	**—**	**—**	**—**
Adjustments from translation of foreign currency financial statements	**—**	**—**	**—**	**—**	**(5,214)**	**—**
Increase in net unrealized gains on securities	**—**	**—**	**—**	**33,926**	**—**	**—**
Treasury stock purchased, net	**—**	**—**	**—**	**—**	**—**	**(288)**
Cash dividends	**—**	**—**	**(26,860)**	**—**	**—**	**—**
Gain on sales of treasury stock	**—**	**19**	**—**	**—**	**—**	**—**
Bonuses to directors and statutory auditors	**—**	**—**	**(354)**	**—**	**—**	**—**
Decrease resulting from change of accounting periods of consolidated subsidiaries	**—**	**—**	**(2,067)**	**—**	**—**	**—**
Others	**—**	**—**	**(921)**	**—**	**—**	**—**
Balance at March 31, 2005	**$758,095**	**$292,245**	**$825,845**	**$157,434**	**$(156,811)**	**$(1,145)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries

For the three years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	**2005**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥ 20,564**	¥ 11,242	¥ 17,228	**$ 191,453**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**31,555**	32,590	31,595	**293,781**
Provision for retirement and severance benefits	**8,779**	7,172	1,955	**81,734**
Provision for (reversal of) allowance for doubtful accounts	**(213)**	817	(718)	**(1,983)**
Provision for losses on construction contracts	**1,841**	4,256	752	**17,140**
Provision for (reversal of) restructuring charges	**—**	(2,260)	2,260	**—**
Loss on disposal of inventories	**2,141**	1,698	1,156	**19,933**
Write-downs of securities and others	**—**	—	910	**—**
Gain on sale of marketable & investment securities	**(3,774)**	(1,036)	(954)	**(35,136)**
Loss (gain) on sale of property, plant and equipment	**(1,890)**	3,345	(2,053)	**(17,596)**
Gain on contribution of securities to employee retirement benefit trust	**—**	—	(1,902)	**—**
Interest and dividend income	**(3,240)**	(3,476)	(4,684)	**(30,165)**
Interest expense	**6,296**	7,274	10,291	**58,617**
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	**(31,184)**	8,777	3,736	**(290,327)**
Inventories	**5,117**	9,990	24,835	**47,640**
Other current assets	**(3,064)**	(8,857)	8,956	**(28,526)**
Increase (decrease) in:				
Trade payables	**59,088**	(1,022)	(26,738)	**550,116**
Advances received	**(4,128)**	11,152	(10,646)	**(38,432)**
Accrued bonuses	**(396)**	(5,707)	604	**(3,687)**
Other current liabilities	**490**	(5,176)	13,147	**4,562**
Other, net	**2,324**	604	(576)	**21,636**
Subtotal	**90,306**	71,383	69,154	**840,760**
Cash received for interest and dividends	**4,555**	3,395	4,221	**42,408**
Cash paid for interest	**(6,294)**	(7,914)	(10,120)	**(58,598)**
Cash paid for income taxes	**(16,085)**	(11,718)	(6,485)	**(149,754)**
Additional payment of construction cost (Note 14)	**(1,060)**	—	—	**(9,869)**
Reimbursement of overcharged accounts receivable (Note 15)	**—**	(12,335)	—	**—**
Net cash provided by operating activities	**71,422**	42,811	56,770	**664,947**

(Continues to next page)

(Continued from previous page)	Millions of yen 2005	2004	2003	Thousands of U.S. dollars (Note 1) 2005
Cash flows from investing activities:				
Decrease in time deposits with maturities over three months	**447**	625	221	**4,162**
Acquisition of property, plant and equipment	**(27,364)**	(32,558)	(31,349)	**(254,762)**
Proceeds from sales of property, plant and equipment	**5,258**	8,228	8,428	**48,953**
Acquisition of intangible assets	**(3,774)**	(6,332)	(2,208)	**(35,136)**
Proceeds from sales of intangible assets	**320**	269	40	**2,979**
Acquisition of investments in securities	**(1,301)**	(1,029)	(4,240)	**(12,112)**
Proceeds from sale of investments in securities	**5,370**	2,882	2,643	**49,995**
Decrease (increase) in short-term loans receivable	**1,465**	835	(179)	**13,639**
Additions to long-term loans receivable	**(290)**	(329)	(1,805)	**(2,700)**
Proceeds from collection of long-term loans receivable	**1,339**	591	762	**12,466**
Other	**816**	950	860	**7,597**
Net cash used for investing activities	**(17,714)**	(25,868)	(26,827)	**(164,919)**
Cash flows from financing activities:				
Decrease in short-term borrowings	**(31,736)**	(16,320)	(53,048)	**(295,466)**
Proceeds from long-term debt	**57,733**	44,499	34,129	**537,501**
Repayment of long-term debt	**(75,241)**	(60,829)	(40,579)	**(700,503)**
Acquisition of treasury stock	**(36)**	(15)	(2)	**(335)**
Cash dividends paid	**(2,844)**	(2,753)	(2)	**(26,478)**
Paid-in capital from minority interests	**361**	—	—	**3,361**
Cash dividends paid to minority interests	**(76)**	(126)	(99)	**(707)**
Net cash used for financing activities	**(51,839)**	(35,544)	(59,601)	**(482,627)**
Effect of exchange rate changes	**180**	(191)	(282)	**1,676**
Net increase (decrease) in cash and cash equivalents	**2,049**	(18,792)	(29,940)	**19,077**
Cash and cash equivalents at beginning of year	**42,375**	59,837	89,777	**394,516**
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	**(39)**	—	—	**(363)**
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	**—**	1,330	—	**—**
Cash and cash equivalents at end of year	**¥ 44,385**	¥ 42,375	¥ 59,837	**$ 413,230**
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheets	**¥ 44,629**	¥ 43,064	¥ 61,185	**$ 415,501**
Time deposits with maturities over three months	**(244)**	(689)	(1,348)	**(2,271)**
Total	**¥ 44,385**	¥ 42,375	¥ 59,837	**$ 413,230**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Basis of presenting consolidated financial statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting and disclosure records in Japanese yen. The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥107.41 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Significant accounting policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies (together the "Companies"), over which the Company has power of control through majority voting rights or existence of certain conditions evidencing control by the Company.

The consolidated financial statements include the accounts of the Company and 99 (101 in 2004 and 104 in 2003) subsidiaries.

For the year ended March 31, 2005, 4 (5 in 2004 and 3 in 2003) subsidiaries are excluded from the consolidation. The amounts of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements.

(b) Application of the equity method of accounting

Investments in non-consolidated subsidiaries and affiliates, over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

For the year ended March 31, 2005, 16 (16 in 2004 and 15 in 2003) affiliates are accounted for by the equity method.

For the year ended March 31, 2005, investments in 4 (5 in 2004 and 3 in 2003) non-consolidated subsidiaries and 14 (13 in 2004 and 12 in 2003) affiliates are stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, the amounts of net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-ends

Fiscal year-ends of 32 (29 in 2004 and 29 in 2003) consolidated subsidiaries are December 31.

As to 5 of these subsidiaries (Kawasaki Motors Japan Ltd., Kawasaki Motors Corp., U.S.A., Kawasaki Motors Europe N.V., and two other subsidiaries), the Company consolidates their financial statements as of the consolidated balance sheet date, by changing their accounting period from the 12 months ended December 31 to the 12 months ended March 31 to improve transparency and quality of consolidated financial statements.

The other 27 consolidated subsidiaries are consolidated as of each subsidiary's latest year-end. Unusual significant transactions for the period between each subsidiary's year-end and the Company's year-end are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion thereof attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

When the excess of cost over equity is considered significant, it is amortized over five years on a straight-line basis. Otherwise, it is charged to income in the year of acquisition or the year newly included in consolidation.

(e) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate.

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

The Company and its domestic subsidiaries report foreign currency translation adjustments in shareholders' equity (and minority interests).

(f) Appropriations of retained earnings

Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition

Sale of products and construction contracts

Sales of products such as ships, railcars, airplanes, machinery, motorcycles etc. are principally recognized when delivery has occurred. Contract revenue for construction of plants, machinery, bridges etc. is principally recognized on a customer acceptance basis. When prices for components or contract amounts for nearly completed contracts are not finalized, sales and cost of sales are estimated. The percentage-of-completion method is applied to long-term contracts such as for ships, airplanes, plants etc. exceeding ¥3,000 million. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the contract. Expected losses on such contracts are also recognized on the percentage-of-completion basis. The completed-contract method is applied to long-term contracts not exceeding ¥3,000 million.

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million.

The Company made this change in accounting policy for appropriate periodic accounting of profit and loss, by expanding the range of application of the percentage-of-completion method.

As a result of this change, net sales increased ¥15,824 million ($147,323 thousand). Operating income and income before income taxes and minority interests each increased ¥2,135 million ($19,877 thousand), compared with the amounts which would have been recognized under the previous method of accounting.

Service revenue

Service revenues are recognized when services have been rendered. Services include supervisory or installation services for products such as railcars, machinery, plants, etc. When the prices of such services are individually determined by the contracts and the collectability of the revenue is reasonably assured, such service revenue is recognized on an accrual basis. Otherwise, such service revenue is recognized on a completion basis.

(h) Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(i) Allowance for doubtful receivables

The allowance for possible losses from notes and accounts receivable, loans and other receivables is provided for based on past experience rate and the Companies' estimates of losses on collection.

(j) Accrued bonuses

Accrued bonuses for employees are reasonably estimated.

(k) Inventories

Inventories are stated at cost, as determined principally by the specific identification cost method, the first-in, first-out method or the moving-average method.

(l) Assets and liabilities arising from derivative transactions

Assets and liabilities arising from derivative transactions are stated at fair value.

(m) Investments in securities

The Company and its consolidated domestic subsidiaries classify securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) all other securities that are not classified in the above categories (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2005 and 2004.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies, which are not consolidated or accounted for using the equity method, are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliated companies and available-for-sale securities declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by non-consolidated subsidiaries and affiliated companies, not subject to the equity method, is not readily available, such securities should be written down to net asset value with a corresponding charge in the statements of income in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(n) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation (except buildings acquired after April 1998) is computed on a declining-balance basis over estimated useful lives. Depreciation of buildings acquired after April 1998 is computed on a straight-line basis over estimated useful lives.

(o) Intangible assets

Amortization of intangible assets that include software for the Company's own use is computed on a straight-line method over estimated useful lives.

(p) Accounting for impairment of fixed assets

In the year ended March 31, 2005, the Company did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005, but the standard does not prohibit earlier adoption.

The Company does not believe that adoption of this new accounting standard will have a material impact on its consolidated financial statements.

(q) Provision for product warranty

Provision for product warranty is based on past experience and separately provided when reasonably estimable.

(r) Provision for losses on construction contracts

The provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and later and such losses can be reasonably estimated.

(s) Bond issue expenses

Bond issue expenses are charged to income as incurred.

(t) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for loss carryforwards and the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(u) Retirement and severance benefits

Employees who terminate their services with the Company and its domestic consolidated subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to their current basic rates of pay and length of service.

The liabilities and expenses for retirement and severance benefits are determined based on the amounts actuarially calculated using certain assumptions. The Company and its domestic consolidated subsidiaries provided the allowance for employees' retirement and severance benefits based on the estimated amounts of projected benefit obligation and fair value of plan assets (including retirement benefit trust).

The excess of the projected benefit obligation over the liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") is being recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses and prior service costs are recognized in expenses in equal amounts, within the average of the estimated remaining service lives of the employees, commencing with the following and the current period, respectively.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans, accounted for in accordance with generally accepted accounting principles in the country of domicile.

With corporate separation of the crushing machinery business on April 1, 2005, the Company provided the allowance for retirement and severance benefits to fully amortize net transition obligation for employees of crushing machinery business in the amount of ¥1,315 million ($12,243 thousand).

The Company and its domestic consolidated subsidiaries provide for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they retired at the balance sheet date.

(v) Hedge accounting

The Company and its consolidated subsidiaries employ deferred hedge accounting. If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

(w) Finance leases

For the Company and its domestic consolidated subsidiaries, finance leases that do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(x) Net income per share

The computations of net income per share shown in the consolidated statements of income are based upon net income available to common stockholders and weighted average number of shares outstanding during each period.

Diluted net income per share is computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Earnings Per Share," and Financial Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings Per Share," issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect on net income per share of the adoption of the new accounting standard was not material.

(y) Cash dividends

Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(z) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

3. Inventories

Inventories as of March 31, 2005 and 2004 are comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Finished products	**¥ 58,716**	¥ 57,291	**$ 546,653**
Work in process	**222,919**	233,508	**2,075,403**
Raw materials and supplies	**50,698**	44,265	**472,004**
Total	**¥332,333**	¥335,064	**$3,094,060**

4. Securities

(a) Acquisition costs and book values (fair values) of available-for-sale securities with available fair values as of March 31, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Equity securities	**¥13,200**	**¥42,302**	**¥29,102**	**$270,943**
Other securities:				
Equity securities	**450**	**355**	**(95)**	**(884)**
Total	**¥13,650**	**¥42,657**	**¥29,007**	**$270,059**

	Millions of yen		
	2004		
	Acquisition cost	Book value	Difference
Securities with book values exceeding acquisition costs:			
Equity securities	¥13,753	¥36,920	¥23,167
Other securities:			
Equity securities	1,320	1,093	(227)
Total	¥15,073	¥38,013	¥22,940

(b) Acquisition costs and book values of held-to-maturity debt securities with available fair values as of March 31, 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Bonds	**¥204**	**¥205**	**¥1**	**$9**

(c) Book values of investments in securities with no available fair values as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
	Book value	Book value	Book value
Held-to-maturity debt securities:			
Non-listed securities	**¥ 3**	¥ 28	**$ 28**
Available-for-sale securities:			
Equity securities	**9,209**	9,314	**85,737**
Other	**5,044**	5,262	**46,960**
Total	**¥14,253**	¥14,576	**$132,697**
Equity securities issued by non-consolidated subsidiaries and affiliated companies:			
Subsidiaries	**¥ 9**	¥ 9	**$ 84**
Affiliated companies	**4,415**	3,211	**41,104**
Total	**¥ 4,424**	¥ 3,220	**$ 41,188**

(d) Sales amounts of available-for-sale securities and related gains and losses for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars		
	2005					
	Sales amounts	Gains	Losses	Sales amounts	Gains	Losses
Equity securities	**¥5,341**	**¥3,791**	**¥(1)**	**$49,725**	**$35,295**	**$(9)**

	Millions of yen		
	2004		
	Sales amounts	Gains	Losses
Equity securities	¥1,750	¥930	¥(245)

	Millions of yen		
	2003		
	Sales amounts	Gains	Losses
Equity securities	¥1,669	¥999	¥(140)
Others	60	—	(35)
Total	¥1,729	¥999	¥(175)

5. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt as of March 31, 2005 and 2004 are comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Short-term borrowings:			
Short-term debt, principally bank loans, bearing average interest rates of 1.823 percent and 1.254 percent as of March 31, 2005 and 2004, respectively	¥106,096	¥132,749	$ 987,766
Current portion of long-term debt, bearing average interest rates of 1.613 percent and 1.310 percent as of March 31, 2005 and 2004, respectively	40,509	55,903	377,144
Total short-term debt	¥146,605	¥188,652	$1,364,910
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2004 to 2035, bearing average interest rates of 1.322 percent and 1.505 percent as of March 31, 2005 and 2004, respectively	¥ 74,502	¥108,436	$ 693,623
Notes and bonds issued by the Company:			
1.94 percent notes due 2004	—	20,000	—
1.50–1.67 percent notes due 2005	10,000	20,000	93,101
1.87 percent notes due 2006	10,000	10,000	93,101
2.00 percent notes due 2007	10,000	10,000	93,101
2.51–2.775 percent notes due 2008	20,000	20,000	186,202
1.07–2.33 percent notes due 2009	20,000	10,000	186,202
1.60 percent notes due 2011	10,000	—	93,101
0.75 percent convertible bonds due 2005	9,609	9,609	89,461
1.10 percent convertible bonds due 2006	17,118	17,118	159,371
0.90 percent convertible bonds due 2008	7,520	7,520	70,012
1.00 percent convertible bonds due 2011	7,039	7,039	65,534
Zero coupon convertible bonds due 2010	25,000	25,000	232,753
Zero coupon convertible bonds due 2011	25,000	—	232,753
Notes and bonds issued by subsidiaries:			
1.31 percent notes due 2006	2,000	2,000	18,621
	247,788	266,722	2,306,936
Less portion due within one year	(40,509)	(55,903)	(377,144)
Total long-term debt	¥207,279	¥210,819	$1,929,792

The convertible bonds due 2005 through 2011 as of March 31, 2005 were convertible into 271,755,454 shares of common stock at the option of the holders at prices of ¥459 ($4.27), ¥598 ($5.57), ¥182 ($1.69) or ¥232 ($2.16) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2005 and 2004, the following assets were pledged as collateral for short-term borrowings and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Inventories	¥ 8,861	¥ 8,336	$ 82,497
Land	2,774	3,695	25,826
Buildings	3,932	3,576	36,607
Machinery and equipment	186	277	1,732
Other investments	45	45	419
Total	¥15,798	¥15,929	$147,081

As of March 31, 2005 and 2004, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Trade payables	¥ 105	¥ 65	$ 978
Short-term and long-term debt	19,890	23,656	185,178
Total	¥19,995	¥23,721	$186,156

The aggregate annual maturities of long-term debt as of March 31, 2005 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2006	¥ 40,509	$ 377,144
2007	48,969	455,907
2008	31,943	297,393
2009	24,018	223,610
2010 and thereafter	102,349	952,882
Total	¥247,788	$2,306,936

6. Investments in non-consolidated subsidiaries and affiliates

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2005 and 2004 are ¥12,857 million ($119,700 thousand) and ¥12,398 million, respectively.

7. Consolidation adjustments account

Consolidation adjustments account, included in Intangible and other assets, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Consolidation adjustments account	**¥1,702**	¥2,296	**$15,846**

8. Employees' retirement and severance benefits

The liabilities for employees' retirement and severance benefits included in the liability section of the consolidated balance sheets as of March 31, 2005 and 2004 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Projected benefit obligation	**¥185,116**	¥202,594	**$1,723,452**
Unrecognized prior service costs	**20,529**	6,806	**191,128**
Unrecognized actuarial differences	**(4,282)**	(10,388)	**(39,866)**
Less fair value of pension assets	**(66,706)**	(58,828)	**(621,041)**
Less unrecognized net transition obligation	**(62,953)**	(76,903)	**(586,100)**
Prepaid pension cost	**813**	478	**7,569**
Liability for retirement and severance benefits	**¥ 72,517**	¥ 63,759	**$ 675,142**

The amount of net transition obligation of retirement and severance benefits for employees of crushing machinery business is fully amortized in 2005.

Retirement and severance benefit expenses in the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 are comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Service costs—benefits earned during the year	**¥ 8,742**	¥ 9,091	¥ 9,697	**$ 81,389**
Interest cost on projected benefit obligation	**4,854**	5,862	5,708	**45,191**
Expected return on plan assets	**(799)**	(751)	(467)	**(7,439)**
Amortization of actuarial differences	**1,932**	2,780	2,042	**17,987**
Amortization of prior service costs	**(1,720)**	(783)	(243)	**(16,013)**
Amortization of net transition obligation	**13,969**	13,342	13,181	**130,053**
Contribution to the defined contribution pension plans	**273**	—	—	**2,542**
Retirement and severance benefit expenses	**¥27,251**	¥29,541	¥29,918	**$253,710**

"Amortization of actuarial differences" and "Amortization of net transition obligation" include full amortization of the net transition obligation of retirement and severance benefits for employees of the crushing machinery business.

For the years ended March 31, 2005 and 2004, the discount rate is primarily 2.5 percent. The rates of expected return on plan assets (including retirement benefit trust) are over 0.0 to 3.5 percent (for the Company and consolidated domestic subsidiaries) and 8.0 percent (for consolidated overseas subsidiaries). For the year ended

March 31, 2003, the discount rate and the rate of expected return on plan assets are primarily 3.0 and 9.0 percent (for consolidated overseas subsidiaries), respectively. The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are recognized in expenses in equal amounts over 10 to 15 years commencing with the following period. Prior service costs are recognized in equal amounts for over 10 to 15 years.

Effective fiscal year 2004, the Company and certain of its consolidated subsidiaries partly introduced defined contribution pension plans and cash balance pension plans.

9. Contingent liabilities

Contingent liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
As drawer of trade notes discounted	**¥ 85**	¥ 141	**$ 791**
As endorser of trade notes	**75**	18	**698**
As guarantor of indebtedness of employees, unconsolidated subsidiaries and affiliates, and others	**21,256**	25,470	**197,896**
As issuer of 1.67 percent notes due 2005	**10,000**	—	**93,101**

Based on a debt assumption agreement with a financial institution, the Company has transferred the debt repayment obligation for 1.67 percent notes due 2005 to such financial institution.

10. Shareholders' equity

(a) Capital surplus

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

The Commercial Code provides that an amount equal to at least 10 percent of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25 percent of common stock. The total amount of legal earnings reserve and additional paid-in capital of the Company has reached 25 percent of common stock, and therefore the Company is not required to provide any more legal earnings reserve.

The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25 percent of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

(b) Dividends

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

(c) Restrictions on dividends

Under the terms of indentures for certain convertible bonds due through 2006, cumulative cash dividend payments by the Company are not to exceed an amount equivalent to accumulated net income of the Company earned during the years such securities are outstanding plus ¥10,000 million.

11. Research and development expenses

Research and development expenses, included in selling, general and administrative expenses, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Research and development expenses	**¥13,183**	¥14,741	¥15,494	**$122,735**

12. Other income (expenses): other, net

Other income (expenses): other, net in the consolidated statements of income is comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Gain on sales of marketable securities and investments in securities	¥ 3,774	¥ 918	¥ 877	$ 35,136
Gain on sales of property, plant and equipment	2,865	1,150	3,286	26,674
Foreign exchange gain (loss), net	166	(2,875)	(2,453)	1,545
Loss on disposal of inventories	(2,141)	(1,702)	(1,456)	(19,933)
Amortization of certain subsidiaries' net transition obligation of retirement and severance benefits	(205)	(205)	(205)	(1,909)
Loss on reorganization of crushing machinery business	(1,315)	—	—	(12,243)
Additional costs of plant construction	(1,825)	—	—	(16,991)
Gain on sales of subsidiaries' shares	—	117	77	—
Loss on business reorganization	—	(754)	—	—
Loss on factory closure	—	(1,206)	—	—
Gain on contribution of securities to employees' retirement benefit trust	—	—	1,902	—
Restructuring charges	—	—	(3,182)	—
Loss on real estate development business	—	—	(923)	—
Other, net	(2,949)	(3,594)	(5,164)	(27,455)
Total	¥(1,630)	¥(8,151)	¥(7,241)	$(15,176)

"Loss on reorganization of crushing machinery business" is mainly a full amortization of the net transition obligation of retirement and severance benefits for employees of the crushing machinery business.

"Additional costs of plant construction" is the compensation mainly for delay of plant construction.

13. Income taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax (national tax) and enterprise and inhabitants taxes (local taxes) which, in the aggregate, result in normal statutory tax rates of approximately 40.5 percent for the years ended March 31, 2005 and 2004.

Significant components of deferred tax assets and liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:			
Excess bonuses accrued	¥ 6,081	¥ 6,181	$ 56,615
Retirement benefits	34,255	26,726	318,918
Allowance for doubtful receivables	3,458	3,815	32,194
Inventories—intercompany profits	3,383	3,377	31,496
Fixed assets—intercompany profits	964	814	8,975
Depreciation	1,319	1,057	12,280
Net operating loss carryforwards	9,274	11,055	86,342
Write-down of marketable securities, investments in securities and other	1,275	1,661	11,870
Other	6,189	7,351	57,621
Gross deferred tax assets	66,198	62,037	616,311
Less valuation allowance	(7,166)	(9,321)	(66,716)
Total deferred tax assets	59,032	52,716	549,595
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	5,065	5,522	47,156
Net unrealized gain on securities	11,444	8,918	106,545
Unrealized gain on uncompleted contracts	576	1,857	5,363
Other	4,765	4,757	44,362
Total deferred tax liabilities	21,850	21,054	203,426
Net deferred tax assets	¥37,182	¥31,662	$346,169

14. Additional payment of construction cost

Additional payment of construction cost in the consolidated statements of cash flows was caused by the compensation mainly for delay of plant construction.

15. Reimbursement of overcharged accounts receivable

Reimbursement of overcharged accounts receivable in the consolidated statements of cash flows was made by NIPPI Corporation, a consolidated subsidiary, under contracts mainly with the Japan Defense Agency.

16. Derivative transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage risk of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries' purpose for purchasing derivatives is to hedge against risks of fluctuations in currency exchange rates and interest rates rather than to be exposed to such risks through dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting, the Company and its consolidated subsidiaries apply hedge accounting principles. Derivative transactions that meet the conditions for hedge accounting are excluded from the disclosure requirements.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly-rated international financial institutions as counterparties to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount, and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	Contract amount	Market value	Gain (loss)	Gain (loss)
Currency related contracts:				
Foreign exchange contracts:				
To sell	**¥79,799**	**¥81,013**	**¥(1,214)**	**$(11,303)**
To purchase	**1,542**	**1,554**	**12**	**112**
Option contracts:				
To sell	**2,425**	**40**	**7**	**65**
To purchase	**2,340**	**8**	**(39)**	**(363)**
Total			**¥(1,234)**	**$(11,489)**

(b) Outstanding positions and recognized gains and losses at March 31, 2004 are as follows:

	Millions of yen		
	Contract amount	Market value	Gain (loss)
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥86,961	¥83,684	¥3,277
To purchase	4,990	4,975	(15)
Option contracts:			
To sell	5,511	19	39
To purchase	5,335	85	26
Total			¥3,327

17. Finance leases

Finance lease information, as required to be disclosed in Japan, for the respective years is as follows:

(a) As lessee

The original costs of leased assets under non-capitalized finance leases and accumulated depreciation, assuming they are calculated on the straight-line method over lease terms, as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Property, plant and equipment	**¥ 25,149**	¥ 24,938	**$ 234,140**
Accumulated depreciation	**(11,602)**	(11,016)	**(108,016)**
	¥ 13,547	¥ 13,922	**$ 126,124**
Intangible assets	**¥ 1,636**	¥ 1,777	**$ 15,231**
Accumulated amortization	**(1,070)**	(943)	**(9,961)**
	¥ 566	¥ 834	**$ 5,270**

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Current portion	**¥ 4,381**	¥ 4,525	**$ 40,788**
Non-current portion	**10,693**	11,100	**99,553**
Total	**¥15,074**	¥15,625	**$140,341**

Lease payments and "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Lease payments	**¥5,034**	¥5,109	¥4,386	**$46,867**
Depreciation and amortization	**4,685**	4,762	4,087	**43,618**
Interest	**384**	431	342	**3,575**

(b) As lessor

The original costs of leased assets under finance leases and accumulated depreciation, as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Property, plant and equipment	**¥1,498**	¥1,703	**$13,947**
Accumulated depreciation	**(947)**	(902)	**(8,817)**
	¥ 551	¥ 801	**$ 5,130**
Intangible assets	**¥ 102**	¥ 92	**$ 950**
Accumulated amortization	**(78)**	(67)	**(727)**
	¥ 24	¥ 25	**$ 223**

The present values of future minimum lease payments to be received under finance leases as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Current portion	**¥ 470**	¥ 485	**$ 4,376**
Non-current portion	**727**	935	**6,768**
Total	**¥1,197**	¥1,420	**$11,144**

Lease payments received, depreciation and amortization and interest on finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Lease payments received	**¥311**	¥328	¥312	**$2,895**
Depreciation and amortization	**265**	288	272	**2,467**
Interest	**30**	41	41	**279**

18. Operating leases

The present values of future minimum lease payments under operating leases as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Current portion	**¥ 395**	¥ 405	**$ 3,677**
Non-current portion	**1,024**	1,387	**9,534**
Total	**¥1,419**	¥1,792	**$13,211**

19. Segment information

Industry segments of the Company and its consolidated subsidiaries are classified based on its internal company system: 1) Shipbuilding, 2) Rolling Stock, Construction Machinery & Crushing Plant, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery, and 7) Other.

The Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the Rolling Stock, Construction Machinery & Crushing Plant segment include the production and sale of rolling stock, construction machines and crushing plants. Products manufactured and sold by the Aerospace segment include airplanes and helicopters. The Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines and prime movers. Operations within the Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and steelmaking plants, refuse incineration plants and steel bridges. Products manufactured and sold by the Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and Jet Ski® watercraft. Operations within the Other segment include the production and sale of hospital respiration & medical equipment and hydraulic components. The operations also involve trade, mediation of overseas sales and orders and other activities.

On April 1, 2003, the industrial hydraulic equipment business, which was formerly included in the Gas Turbines & Machinery segment, was reclassified into the Other segment at the beginning of this period. The amounts in 2003 have been reclassified to conform to the 2005 and 2004 presentation.

(a) Information by industry segment

	Millions of yen							
	2005							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 87,081	¥ 1,125	¥ 88,206	¥ 87,175	¥ 1,031	¥ 100,996	¥ 2,359	¥ 1,630
Rolling Stock, Construction Machinery & Crushing Plant	171,731	1,445	173,176	165,424	7,752	157,419	2,437	2,629
Aerospace	188,255	1,960	190,215	184,130	6,085	223,010	5,221	8,163
Gas Turbines & Machinery	141,366	19,758	161,124	158,443	2,681	124,063	2,971	2,374
Plant & Infrastructure Engineering	191,012	15,353	206,365	220,823	(14,458)	153,685	1,942	640
Consumer Products & Machinery	338,450	5,036	343,486	326,784	16,702	253,958	11,865	10,191
Other	123,697	43,254	166,951	161,939	5,012	156,040	2,714	3,370
Total	1,241,592	87,931	1,329,523	1,304,718	24,805	1,169,171	29,509	28,997
Eliminations and corporate	—	(87,931)	(87,931)	(87,870)	(61)	25,302	2,046	695
Consolidated total	¥1,241,592	¥ —	¥1,241,592	¥1,216,848	¥ 24,744	¥1,194,473	¥31,555	¥29,692

	Millions of yen							
	2004							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 94,939	¥ 976	¥ 95,915	¥ 98,276	¥ (2,361)	¥ 89,850	¥ 2,442	¥ 5,294
Rolling Stock, Construction Machinery & Crushing Plant	120,597	2,950	123,547	119,225	4,322	127,786	2,612	3,393
Aerospace	173,783	1,713	175,496	171,252	4,244	221,960	4,959	9,030
Gas Turbines & Machinery	136,468	14,958	151,426	146,890	4,536	124,065	2,962	2,955
Plant & Infrastructure Engineering	191,412	12,882	204,294	203,075	1,219	177,888	2,019	1,105
Consumer Products & Machinery	318,325	3,982	322,307	315,057	7,250	240,242	12,422	15,016
Other	124,728	42,039	166,767	163,520	3,247	138,803	2,709	2,053
Total	1,160,252	79,500	1,239,752	1,217,295	22,457	1,120,594	30,125	38,846
Eliminations and corporate	—	(79,500)	(79,500)	(79,293)	(207)	36,310	2,465	2,656
Consolidated total	¥1,160,252	¥ —	¥1,160,252	¥1,138,002	¥22,250	¥1,156,904	¥32,590	¥41,502

	Millions of yen							
	2003							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 105,458	¥ 1,556	¥ 107,014	¥ 105,605	¥ 1,409	¥ 95,661	¥ 1,963	¥ 2,551
Rolling Stock, Construction Machinery & Crushing Plant	164,774	3,157	167,931	162,441	5,490	117,276	2,853	3,266
Aerospace	154,848	2,372	157,220	151,125	6,095	166,223	3,370	5,523
Gas Turbines & Machinery	150,766	13,267	164,033	158,767	5,266	132,024	3,085	2,726
Plant & Infrastructure Engineering	219,092	22,557	241,649	245,891	(4,242)	191,520	2,308	622
Consumer Products & Machinery	318,025	3,033	321,058	307,654	13,404	260,360	12,190	13,927
Other	126,635	43,187	169,822	167,081	2,741	164,453	3,395	2,215
Total	1,239,598	89,129	1,328,727	1,298,564	30,163	1,127,517	29,164	30,830
Eliminations and corporate	—	(89,129)	(89,129)	(89,509)	380	21,644	2,431	4,335
Consolidated total	¥1,239,598	¥ —	¥1,239,598	¥1,209,055	¥30,543	¥1,149,161	¥31,595	¥35,165

	Thousands of U.S. dollars							
	2005							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	$ 810,735	$ 10,474	$ 821,209	$ 811,610	$ 9,599	$ 940,285	$ 21,962	$ 15,176
Rolling Stock, Construction Machinery & Crushing Plant	1,598,836	13,453	1,612,289	1,540,117	72,172	1,465,590	22,689	24,476
Aerospace	1,752,677	18,248	1,770,925	1,714,272	56,653	2,076,250	48,608	75,999
Gas Turbines & Machinery	1,316,134	183,949	1,500,083	1,475,123	24,960	1,155,041	27,660	22,102
Plant & Infrastructure Engineering	1,778,345	142,938	1,921,283	2,055,889	(134,606)	1,430,826	18,080	5,959
Consumer Products & Machinery	3,151,010	46,886	3,197,896	3,042,398	155,498	2,364,379	110,465	94,879
Other	1,151,634	402,700	1,554,334	1,507,672	46,662	1,452,751	25,268	31,375
Total	11,559,371	818,648	12,378,019	12,147,081	230,938	10,885,122	274,732	269,966
Eliminations and corporate	—	(818,648)	(818,648)	(818,080)	(568)	235,565	19,049	6,470
Consolidated total	$11,559,371	$ —	$11,559,371	$11,329,001	$ 230,370	$11,120,687	$293,781	$276,436

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million.

As a result of this change, in Aerospace, External sales and Total sales increased ¥3,635 million ($33,842 thousand) and Operating income increased ¥363 million ($3,380 thousand). In Plant & Infrastructure Engineering, External sales and Total sales increased ¥12,189 million ($113,481 thousand) and Operating loss decreased ¥1,772 million ($16,498 thousand).

(b) Information by geographic area

	Millions of yen					
	2005					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	**¥ 936,237**	**¥ 208,048**	**¥1,144,285**	**¥1,123,267**	**¥21,018**	**¥ 996,923**
North America	**196,840**	**15,212**	**212,052**	**210,805**	**1,247**	**127,798**
Europe	**78,027**	**3,835**	**81,862**	**81,448**	**414**	**57,218**
Asia	**25,145**	**15,898**	**41,043**	**39,171**	**1,872**	**20,252**
Other areas	**5,343**	**99**	**5,442**	**5,818**	**(376)**	**3,664**
Total	**1,241,592**	**243,092**	**1,484,684**	**1,460,509**	**24,175**	**1,205,855**
Eliminations and corporate	**—**	**(243,092)**	**(243,092)**	**(243,661)**	**569**	**(11,382)**
Consolidated total	**¥1,241,592**	**¥ —**	**¥1,241,592**	**¥1,216,848**	**¥24,744**	**¥1,194,473**

	Millions of yen					
	2004					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 877,222	¥ 182,132	¥1,059,354	¥1,038,482	¥20,872	¥ 975,129
North America	187,216	15,267	202,483	202,886	(403)	115,262
Europe	70,951	4,595	75,546	74,912	634	46,762
Asia	19,756	13,942	33,698	33,062	636	19,420
Other areas	5,107	88	5,195	5,345	(150)	2,846
Total	1,160,252	216,024	1,376,276	1,354,687	21,589	1,159,419
Eliminations and corporate	—	(216,024)	(216,024)	(216,685)	661	(2,515)
Consolidated total	¥1,160,252	¥ —	¥1,160,252	¥1,138,002	¥22,250	¥1,156,904

	Millions of yen					
	2003					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 907,167	¥ 202,171	¥1,109,338	¥1,083,291	¥26,047	¥ 958,762
North America	252,178	13,686	265,864	262,249	3,615	140,742
Europe	56,940	5,521	62,461	61,851	610	41,582
Asia	19,105	11,272	30,377	29,495	882	18,768
Other areas	4,208	114	4,322	4,215	107	2,764
Total	1,239,598	232,764	1,472,362	1,441,101	31,261	1,162,618
Eliminations and corporate	—	(232,764)	(232,764)	(232,046)	(718)	(13,457)
Consolidated total	¥1,239,598	¥ —	¥1,239,598	¥1,209,055	¥30,543	¥1,149,161

	Thousands of U.S. dollars					
	2005					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	**$ 8,716,479**	**$1,936,952**	**$10,653,431**	**$10,457,751**	**$195,680**	**$ 9,281,473**
North America	**1,832,604**	**141,626**	**1,974,230**	**1,962,620**	**11,610**	**1,189,815**
Europe	**726,441**	**35,704**	**762,145**	**758,290**	**3,855**	**532,706**
Asia	**234,103**	**148,012**	**382,115**	**364,687**	**17,428**	**188,549**
Other areas	**49,744**	**922**	**50,666**	**54,166**	**(3,500)**	**34,112**
Total	**11,559,371**	**2,263,216**	**13,822,587**	**13,597,514**	**225,073**	**11,226,655**
Eliminations and corporate	**—**	**(2,263,216)**	**(2,263,216)**	**(2,268,513)**	**5,297**	**(105,968)**
Consolidated total	**$11,559,371**	**$ —**	**$11,559,371**	**$11,329,001**	**$230,370**	**$11,120,687**

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million.

As a result of this change, in Japan, External sales and Total sales increased ¥15,824 million ($147,323 thousand) and Operating income increased ¥2,135 million ($19,877 thousand).

North America includes mainly the U.S.A. and Canada. Europe includes mainly Netherlands, the United Kingdom and Germany. Asia includes Thailand, Indonesia, Philippines and Korea. Other areas include mainly Australia and Brazil.

(c) Corporate assets

Included in eliminations and corporate in (a) and (b) above under total assets are corporate assets of ¥121,602 million ($1,132,129 thousand), ¥115,811 million and ¥108,725 million at March 31, 2005, 2004 and 2003, respectively, which are mainly comprised of cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's Head Office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2005		2004		2003		**2005**
	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales
North America	**¥236,847**	**19.0%**	¥240,121	20.7%	¥303,682	24.5%	**$2,205,074**
Europe	**100,362**	**8.1**	109,026	9.4	92,155	7.4	**934,382**
Asia	**171,461**	**13.8**	91,908	7.9	87,014	7.0	**1,596,322**
Other areas	**105,274**	**8.5**	81,824	7.1	52,494	4.3	**980,114**
Total	**¥613,944**	**49.4%**	¥522,879	45.1%	¥535,345	43.2%	**$5,715,892**

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million. This change had little effect on overseas sales.

North America includes mainly the U.S.A. and Canada. Europe includes mainly the United Kingdom, Germany, Netherlands, Italy and France. Asia includes Taiwan, Indonesia, China, Korea and Philippines. Other areas include mainly Panama, Iran and Liberia.

20. Additional information

On April 1, 2003, NIPPI Corporation became a wholly-owned subsidiary of the Company by exchange of shares. The acquisition has been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired included in the consolidation adjustments account in the amount of ¥2,974 million.

Effective April 1, 2004, the Company changed the accounting periods for consolidation of five subsidiaries (Kawasaki Motors Japan Ltd., Kawasaki Motors Corp., U.S.A., Kawasaki Motors Europe N.V., and two other subsidiaries) from the 12 months ended December 31 to the 12 months ended March 31 to improve transparency and quality of consolidated financial statements.

The effect of this change was to decrease the Company's retained earnings as of the beginning of this fiscal year by ¥222 million ($2,067 thousand).

21. Subsequent events

On June 28, 2005, the following appropriation of non-consolidated retained earnings was approved at the ordinary meeting of shareholders of the Company:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥2.5 per share)	¥3,606	$33,572

22. Other matters

The Fair Trade Commission of Japan, having investigated a bid rigging case concerning steel bridge construction projects ordered by the Ministry of Land, Infrastructure and Transport (MLIT) on October 5, 2004, considered that there was a violation of the Antimonopoly Act and filed an accusation with the Public Prosecutor General against the Company on June 15, 2005, and the Tokyo High Public Prosecutor's Office prosecuted the Company on the same day. As a result, MLIT and other public organizations decided to exclude the Company from their bidding process for a certain period.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd. and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kawasaki Heavy Industries, Ltd. and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to Note 2. (g) to the consolidated financial statements, which states that effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

KPMG AZSA & Co.
Kobe, Japan
June 28, 2005

DIRECTORS



Masamoto Tazaki*
Chairman



Tadaharu Ohashi*
President



Masatoshi Terasaki*
Senior Executive Vice President



Shinichi Morita*
Senior Vice President



Takashi Yoshino*
Senior Vice President



Akira Matsuzaki*
Senior Vice President



Chikashi Motoyama*
Senior Vice President



Jiroh Noguchi*
Senior Vice President



Masashi Segawa*
Senior Vice President

CORPORATE AUDITORS

Tadao Ueda
Akira Tanoue
Hiroshi Kawamoto**
Kenzo Doi**

* Representative Director
** Outside Auditor

EXECUTIVE OFFICERS

President

Tadaharu Ohashi

Senior Executive Vice President

Masatoshi Terasaki

Senior Vice Presidents

Shinichi Morita
President
Consumer Products & Machinery Company

Takashi Yoshino
President
Gas Turbines & Machinery Company

Akira Matsuzaki
General Manager
Corporate Technology Division

Chikashi Motoyama
President
Aerospace Company

Jiroh Noguchi
Senior Manager
Corporate Planning Department

Masashi Segawa
President
Rolling Stock & Construction Machinery Company

Executive Officers

Yoshimitsu Kurosaki

Shoji Aoki

Shigeru Hamada

Shuji Mihara

Masatoshi Tsurutani

Masaru Tomiie

Norio Tanaka

Kouyu Itoga

Fumiaki Amae

Kazuhiko Mishima

Masatoshi Ohyama

Shinichi Tamba

Shuichi Nose

Tamio Nakano

Hidetsugu Horikawa

Akira Hattori

Satoshi Hasegawa

Yuichi Asano

Shinichi Suzuki

Toru Yamaguchi

Shigeru Murayama

Mitsutoshi Takao

(As of June 28, 2005)

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
SHIPBUILDING				
Kawasaki Shipbuilding Corporation	Japan	10,000	100.00	Design, manufacture, sale, and maintenance of commercial and naval vessels and marine application equipment
Nangtong Cosco KHI Ship Engineering Co., Ltd.†	China	US$80,000*	50.00	Manufacture and sale of ships
ROLLING STOCK, CONSTRUCTION MACHINERY & CRUSHING PLANT				
Kawasaki Machine Systems, Ltd. ★ ※	Japan	743	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Nichijo Manufacturing Co., Ltd.	Japan	120	50.04	Manufacture and sale of snow removal equipment
Fukue Powtec Corporation	Japan	300	100.00	Manufacture and sale of pulverizing equipment, principally generators
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00	Manufacture and sale of construction machinery in the United States
AEROSPACE				
NIPPI Corporation	Japan	6,048	100.00	Manufacture, maintenance, and modification of aircraft and components; manufacture of rocket components, aerospace equipment, targeting systems, nondestructive testing systems, and industrial fans
Kawasaki Helicopter System Ltd.	Japan	200	100.00	Transportation of passengers or cargo by helicopter; maintenance and repair of helicopters and flight training services; research, design, and construction of heliports
Nippi Kosan Co., Ltd.	Japan	120	100.00	Design and supervision of building construction work, sale of herbicidal soil, manufacturing and sale of rust-resistant packaging materials, and insurance agency business
Kawasaki Aeronáutica do Brasil Indústria Ltda.	Brazil	R30,000*	100.00	Assembly of major wing section for the Embraer 195
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.59	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Kawasaki Gas Turbine Europe G.m.b.H.	Germany	€766*	100.00	Sales, packaging, installation, after-sales service, and customer training related to gas turbine engines, gas turbine generators, and related machinery
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
PLANT & INFRASTRUCTURE ENGINEERING				
Japan Gas Turbine K.K.†	Japan	1,500	40.00	Sale, assembly, site engineering support, repair, testing, pilot operation, installation, and arrangement of power generation equipment as well as related service-based businesses
Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.†	China	US$29,800*	45.00	Manufacture and sale of steel structures
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Motors Corporation Japan	Japan	560	100.00	Distribution of motorcycles and Jet Ski® watercraft in Japan
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawasaki Motors Manufacturing Corp., U.S.A. ●	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, Jet Ski® watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A.	US$65,900*	100.00	Distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00	Management of accounts receivable of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in Europe
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$20,000*	58.50	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	92.63	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
OTHER				
Kawasaki Precision Machinery Ltd.	Japan	3,000	100.00	Design, manufacture, sale, after-sales service, and maintenance for hydraulic machinery and equipment, electric-powered devices, and control systems
Kawaju Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawasaki Life Corporation	Japan	400	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction; insurance representation, administration and maintenance, leasing, and provision of loans
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services
Flutek, Ltd.	Korea	W1,310**	50.38	Manufacture, sale, and after-sales service for pumps used in construction machinery
JP Steel Plantech Co.†	Japan	1,995	24.81	Sales and engineering services of steelworks plant and equipment
Kawasaki Safety Service Industries, Ltd.†	Japan	1,708	34.45	Manufacture, sale, and installation of hospital respiration, fire-extinguishing, and medical equipment
Kawasaki Setsubi Kogyo Co., Ltd.†	Japan	1,581	33.86	Design and installation of air-conditioning, heating/cooling, water supply/disposal, and sanitary facilities

* *Monetary unit in thousands*
** *Monetary unit in millions*
† *Affiliate accounted for using equity method*

Partially included in:

- ● *Rolling Stock, Construction Machinery & Crushing Plant*
- ★ *Gas Turbines & Machinery*
- ❊ *Consumer Products & Machinery*

(As of March 31, 2005)

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

DOMESTIC WORKS

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-583-82-5712
Fax: 81-583-82-2981

Nagoya Works 1
3-11, Oaza Kusunoki, Yatomi-cho,
Ama-gun, Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-567-55-0800
Fax: 81-567-55-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5500

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-913-1366

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-794-95-1211
Fax: 81-794-95-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-794-35-2131
Fax: 81-794-35-2132

OVERSEAS OFFICES

Seoul Office
c/o Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307), Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941
Fax: 82-32-821-6947

Beijing Office
Room No. 2602, China World Tower 1,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Shanghai Office
13th Floor, HSBC Tower,
101, Yin Cheng East Road,
Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: 86-21-6841-3377
Fax: 86-21-6841-2266

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Bangkok Office
17th Floor, Ramaland Bldg.,
952 Rama 4 Road, Bangrak,
Bangkok 10500, Thailand
Phone: 66-2-632-9511
Fax: 66-2-632-9515

Kuala Lumpur Office
Letter Box No. 162,
6th Floor, UBN Tower,
10 Jalan P. Ramlee 50250,
Kuala Lumpur, Malaysia
Phone: 60-3-2070-5141
Fax: 60-3-2070-5148

Jakarta Office
12th Floor, Skyline Bldg.,
Jl. M.H. Thamrin 9,
Jakarta 10340, Indonesia
Phone: 62-21-314-0737
Fax: 62-21-314-1049

MAJOR SUBSIDIARIES AND AFFILIATES

Kawasaki Shipbuilding Corporation

Head Office & Kobe Shipyard
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5501
Fax: 81-78-682-5514

Sakaide Shipyard
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

Kawasaki Precision Machinery Ltd.
234, Matsumoto, Hazentani-cho, Nishi-ku,
Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Kawasaki Plant Systems, Ltd.

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome, Chuo-ku,
Kobe, Hyogo 650-8680, Japan
Phone: 81-78-682-5200
Fax: 81-78-682-5574

Tokyo Head Office
11-1, Minamisuna 2-chome, Koto-ku,
Tokyo 136-8588, Japan
Phone: 81-3-3615-5200
Fax: 81-3-5690-3159

Kawasaki Thermal Engineering Co., Ltd.
18-31, Higashinakajima 1-chome,
Higashiyodogawa-ku, Osaka 533-0033, Japan
Phone: 81-6-6325-0300
Fax: 81-6-6325-0301

Kawasaki Safety Service Industries, Ltd.
2-16, Takatsukadai 3-chome, Nishi-ku,
Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1400
Fax: 81-78-993-2076

NIPPI Corporation
3175 Showa-machi, Kanazawa-ku,
Yokohama, Kanagawa 236-8540, Japan
Phone: 81-45-773-5100
Fax: 81-45-773-5101

Kawasaki Heavy Industries (U.S.A.), Inc.
599 Lexington Avenue, Suite 3901,
New York, NY 10022, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4103, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28059 Center Oaks Court,
Wixom, MI 48393, U.S.A.
Phone: 1-248-305-7610
Fax: 1-248-305-7618

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-3289-2388
Fax: 55-11-3289-2788

Kawasaki Aeronáutica do Brasil Indústria Ltda.
Estrada Municipal de São Roque, km 05,
Prédio n° 8.000, Município Gavião Peixoto,
São Paulo, Brazil
Phone: 55-16-3338-9804
Fax: 55-16-3338-9810

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrook,
Warrington WA5 5ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Gas Turbine Europe G.m.b.H.
Nehring Strasse 15,
61352 Bad Homburg, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-7363-55

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-3426-0
Fax: 49-2131-3426-22

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Opaallaan 1210,
2132 LN Hoofddorp,
The Netherlands
Phone: 31-23-567-0500
Fax: 31-23-563-9884

U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Germany Branch
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

France Branch
Parc d'Activités de la Clef de Saint-Pierre,
Rond-Point de l'Epine des Champs, Bâtiment 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Italy Branch
Via Anna Kuliscioff,
35-20152 Milano, Italy
Phone: 39-02-41-2821
Fax: 39-02-48-37-0616

Sweden Branch
Häradsvägen 255,
Huddinge, Sweden
Phone: 46-8-464-0200
Fax: 46-8-464-0240

Spain Branch
Calle Plomo 5-7,
Edificio SERTRAM 4,
08038 Barcelona, Spain
Phone: 34-93-223-1460
Fax: 34-93-223-1469

Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307),
Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941~5
Fax: 82-32-821-6947

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Room 4211-16, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong,
People's Republic of China
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Motors Enterprise (Thailand) Co., Ltd.
129 Rama 9 Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510
Fax: 66-2-246-1517

KHI Design & Technical Service Inc.
6F The Island Plaza, 105 L.P. Leviste St.,
Salcedo Village, Makati, Metro Manila,
The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 23 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila 1771, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133~4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Tiesse Robot S.p.A.
Via Isorella 32,
25010 Visano (Brescia), Italy
Phone: 39-30-9958621
Fax: 39-30-9958677

Nantong Cosco KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-350-0666
Fax: 86-513-351-4349

Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

KHITKAN Co., Ltd.
G.K. Land Industrial Park, Moo 4,
Tambon Pluak Daeng, Amphur Pluak Daeng,
Rayong Province 21140, Thailand
Phone: 66-38-955062~66
Fax: 66-38-955067

(As of August 1, 2005)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Issued: 1,443,394,172

Number of Shareholders: 123,047

Number of Employees: 28,682

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspapers in Which Public Notices Are Made:
The Nihon Keizai Shimbun
The Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp

(As of March 31, 2005)

Kawasaki

Printed in Japan
ISSN 0287 - 1793

This annual report is printed on recycled paper with soy ink by waterless printing.